Filed Pursuant to Rule 424(b)(2)
Registration File No. 333-187808

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated September 3, 2013

PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus dated May 9, 2013)

8,500,000 Shares

Matador Resources Company

Common Stock

We are offering 8,500,000 shares of our common stock. Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “MTDR.” On August 30, 2013, the last sale price of our common stock as reported on the NYSE was $16.94 per share.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Please read “Underwriting (Conflicts of Interest)” for a description of all underwriting compensation payable in connection with this offering.

We have granted the underwriters a 30-day option to purchase up to 1,275,000 additional shares of our common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors’’ beginning on page S-21 of this prospectus supplement and on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2013.

RBC CAPITAL MARKETS	CITIGROUP	SCOTIABANK / HOWARD WEIL

SUNTRUST ROBINSON HUMPHREY

STEPHENS INC.	BMO CAPITAL MARKETS

The date of this prospectus supplement is                     , 2013.

IDAHO
UTAH
WYOMING
WYOMING, UTAH, IDAHO
76,497 gross acres / 36,004 net acres (3)
NORTHWEST LOUISIANA AND EAST TEXAS
Production – 3,362 BOE/d (1)
Proved Reserves – 22.7 MMBOE (2)
28,521 gross acres / 25,291 net acres (3)
MATADOR HEADQUARTERS
DALLAS, TEXAS
SOUTHEAST NEW MEXICO AND WEST TEXAS
Production – 19 BOE/d (1)
Proved Reserves – 0.5 MMBOE (2)
50,756 gross acres / 32,899 net acres (3)
SOUTH TEXAS
Production – 9,308 BOE/d (1)
Proved Reserves – 15.7 MMBOE (2)
38,899 gross acres / 27,233 net acres (3)
MATADOR RESOURCES COMPANY TOTALS
Production – 12,689 BOE/d (1)
Proved Reserves – 38.9 MMBOE (2)
194,673 gross acres / 121,427 net acres (3)
Matador
RESOURCES COMPANY
AREAS OF ACTIVITY
(1) During the months of June and July 2013
(2) At June 30, 2013
(3) At September 1, 2013

MATADOR’S CONTINUED GROWTH

(1)	Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our net income (loss) and net cash provided by operating activities, see “Summary—Summary Historical Financial Data—Non-GAAP Financial Measures” in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus, as well as the information we previously filed with the Securities and Exchange Commission, or SEC, that is incorporated by reference in this prospectus, is accurate as of any date other than its respective date.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement and the information incorporated by reference herein, which, among other things, describes the specific terms of this offering. The second part is the accompanying prospectus and the information incorporated by reference therein, which, among other things, gives more general information, some of which may not apply to this offering. Generally, when we refer to the prospectus, we are referring to both this prospectus supplement and the accompanying prospectus. If any information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Additional information about us, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to certain of our filings with the SEC. You are urged to read carefully this prospectus and the information incorporated by reference in this prospectus, including the risk factors and other cautionary statements described under the heading “Risk Factors” included elsewhere in this prospectus and in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2012 before investing in our common stock. See “Where You Can Find More Information” in this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and at our website at http://www.matadorresources.com. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges.

We are incorporating by reference in this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference in this prospectus is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K):

•	Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on March 18, 2013;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, as filed with the SEC on May 10, 2013, and June 30, 2013, as filed with the SEC on August 9, 2013;

•

Current Reports on Form 8-K filed with the SEC on March 14, 2013, April 15, 2013, June 6, 2013 and June 10, 2013, in each case other than information furnished under Items 2.02 or 7.01 of Form 8-K; and

•	Description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 27, 2012.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated, or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of any of the documents summarized or incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following address and phone number:

Matador Resources Company

Attention: Corporate Secretary

One Lincoln Centre

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

(972) 371-5200

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus supplement and the documents incorporated by reference herein constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf. Such statements are generally identifiable by the terminology used such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “potential,” “predict,” “project,” “should” or other similar words.

By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: changes in oil or natural gas prices, the success of our drilling program, the timing of planned capital expenditures, availability of acquisitions, uncertainties in estimating proved reserves and forecasting production results, operational factors affecting the commencement or maintenance of producing wells, the condition of the capital markets generally, as well as our ability to access them, the proximity to and capacity of transportation facilities, uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting our business, and the other factors discussed below and elsewhere in this prospectus and in other documents that we file with or furnish to the SEC, all of which are difficult to predict. Forward-looking statements may include statements about:

•	our business strategy;

•	our reserves;

•	our technology;

•	our cash flows and liquidity;

•	our financial strategy, budget, projections and operating results;

•	our oil and natural gas realized prices;

•	the timing and amount of future production of oil and natural gas;

•	the availability of drilling and production equipment;

•	the availability of oil field labor;

•	the amount, nature and timing of capital expenditures, including future exploration and development costs;

•	the availability and terms of capital;

•	our drilling of wells;

•	government regulation and taxation of the oil and natural gas industry;

•	our marketing of oil and natural gas;

•	our exploitation projects or property acquisitions;

•	our costs of exploiting and developing our properties and conducting other operations;

•	general economic conditions;

•	competition in the oil and natural gas industry;

•	the effectiveness of our risk management and hedging activities;

•	environmental liabilities;

•	counterparty credit risk;

•	developments in oil-producing and natural gas-producing countries;

•	our future operating results;

•	estimated future reserves and the present value thereof;

•	our plans, objectives, expectations and intentions contained in this prospectus supplement that are not historical; and

•

other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, as applicable.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

You should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors. The foregoing statements are not exclusive and further information concerning us, including factors that potentially could materially affect our financial results, may emerge from time to time. We do not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements, except as required by law, including the securities laws of the United States and the rules and regulations of the SEC.

v

SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement and does not contain all the information you will need in making your investment decision. You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.” Certain oil and natural gas terms used in this prospectus supplement and the accompanying prospectus are defined in the “Glossary of Oil and Natural Gas Terms” included as Appendix A hereto.

In this prospectus supplement, references to “we,” “our” or the “Company” refer to Matador Resources Company and its subsidiaries as a whole (unless the context indicates otherwise) and references to “Matador” refer solely to Matador Resources Company.

The Company

Introduction

Matador Resources Company is an independent energy company engaged in the exploration, development, production and acquisition of oil and natural gas resources in the United States, with an emphasis on oil and natural gas shale and other unconventional plays. Our current operations are focused primarily on the oil and liquids-rich portion of the Eagle Ford shale play in South Texas (38,900 gross (27,200 net) acres at September 1, 2013) and the Wolfcamp and Bone Spring plays in the Permian Basin in Southeast New Mexico and West Texas (50,800 gross (32,900 net) acres at September 1, 2013). We also operate in the Haynesville shale and Cotton Valley plays in Northwest Louisiana and East Texas (28,500 gross (25,300 net) acres at September 1, 2013). At September 1, 2013, approximately 97% of our Haynesville acreage was held by production or consisted of fee mineral interests that we owned and approximately 72% of our Eagle Ford acreage was held by production. In addition, we have a large exploratory leasehold position in Southwest Wyoming and adjacent areas of Utah and Idaho (76,500 gross (36,000 net) acres at September 1, 2013) where we are testing the Meade Peak shale.

For the six months ended June 30, 2013, our average daily oil equivalent production was 10,739 BOE per day, of which 5,015 Bbl per day, or 47%, was oil and 34.3 MMcf per day, or 53%, was natural gas. During the months of June and July 2013, our average daily oil equivalent production increased to 12,689 BOE per day, including 6,200 Bbl of oil per day and 38.9 MMcf of natural gas per day. At June 30, 2013, we had estimated total proved oil and natural gas reserves of 38.9 million BOE, of which 12.1 million Bbl, or 31%, was oil and 160.8 Bcf, or 69%, was natural gas.

We had two contracted drilling rigs operating continuously during the six months ended June 30, 2013. During the first quarter of 2013, both of these rigs were operating in the Eagle Ford shale in South Texas, and all of our operated drilling and completion activities were focused on the Eagle Ford shale. In late April 2013, we moved one of these contracted drilling rigs to Southeast New Mexico to begin a three-well exploration program testing portions of our growing leasehold position in the Permian Basin. At September 1, 2013, we were testing potential completion intervals on our first test well and were drilling a horizontal lateral in the Second Bone Spring sand in our second test well. Between January 1, 2013 and September 1, 2013, we acquired approximately 35,000 gross (26,800 net) acres in Southeast New Mexico and West Texas, primarily in Lea and Eddy Counties, New Mexico. Including these acreage acquisitions, at September 1, 2013, our total acreage position in Southeast New Mexico and West Texas was approximately 50,800 gross (32,900 net) acres, of which we consider 43,100 gross (32,300 net) acres to be prospective for multiple oil and liquids-rich targets, including the Wolfcamp and Bone Spring plays, as well as other potential shallower targets (Delaware) and deeper targets (Atoka, Morrow). As a result of these recent acreage acquisitions, the preliminary indications from our drilling program and the production results from nearby operators, we now intend to continue operating one rig full-time in Southeast New Mexico and West Texas for the remainder of 2013 and throughout 2014. In addition, in mid-August 2013, we added a third drilling rig and returned to operating a two-rig drilling program for the exploration and development of our Eagle Ford shale assets in South Texas. Accordingly, we intend to operate three rigs, two in South Texas and one in Southeast New Mexico and West Texas, for the remainder of 2013 and throughout 2014.

In 2012, more than 90% of our total capital expenditures of $334.6 million were directed to our operations in South Texas, primarily in the Eagle Ford shale, as we sought to transition to a more balanced commodity portfolio through the drilling of wells that were prospective for oil and liquids. As a result of our decision to continue the exploration of our leasehold position in Southeast New Mexico and West Texas for the remainder of 2013, and given the recent addition of a third rig to return to a two-rig drilling program in the Eagle Ford in South Texas, we have increased our 2013 capital expenditure budget from $325.0 million to $370.0 million. We expect that approximately 98% of our increased 2013 capital expenditure budget will be oil and liquids focused and approximately 78% will be directed to increasing our oil production and reserves in South Texas, primarily in the Eagle Ford shale play. We also plan to allocate approximately 20% of our increased 2013 capital expenditure budget to the exploration and acquisition of additional interests in the Wolfcamp, Bone Spring and other oil and liquids-rich plays in Southeast New Mexico and West Texas. Through June 30, 2013, we had incurred approximately $168.6 million, or approximately 46%, of our increased 2013 capital expenditure budget.

Beginning with the initial exploration wells we drilled in 2010 to test portions of our leasehold position in the Eagle Ford shale in South Texas, we have successfully directed our operations over the past three years to significantly increase our oil production and reserves in order to develop a more balanced commodity portfolio. Oil constituted approximately 47% of our average daily production, 79% of our oil and natural gas revenues and 31% of our estimated proved reserves at and for the six months ended June 30, 2013, as compared to approximately 4% of our average daily production, 9% of our oil and natural gas revenues and 1% of our estimated proved reserves at and for the year ended December 31, 2009.

The following table presents a comparison of our proved reserves, average daily production and oil and natural gas revenues at and for the years ended December 31, 2009 and December 31, 2012 and at and for the six months ended June 30, 2013.

	Six Months Ended June 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2009
Selected Operating Data:
Production Data
Average daily oil production (Bbl/d)	5,015	3,317	82
Average daily natural gas production (MMcf/d)	34.3	34.1	13.2
Average daily oil equivalent production (BOE/d)	10,739	9,000	2,285
Percent oil	47%	37%	4%
Revenues (Dollars in millions)(1)
Oil and natural gas revenues	$117.5	$156.0	$19.0
Oil revenues	$93.3	$123.7	$1.7
Natural gas revenues	$24.2	$32.3	$17.3
Percent oil	79%	79%	9%

	At June 30, 2013		At December 31, 2012	At December 31, 2009
Selected Reserves Data:
Estimated Proved Reserves
Oil (MBbl)	12,128		10,485	103
Natural gas (Bcf)	160.8		80.0	63.9
Total (MBOE)	38,931		23,819	10,758
Percent oil	31	%(2)	44%	1%
PV-10(3) (In millions)	$522.3		$423.2	$70.4
Standardized Measure(4) (In millions)	$477.6		$394.6	$65.1

(1)	Revenues for the six months ended June 30, 2013 are unaudited.

(2)	Decrease from December 31, 2012 due to the improvement in natural gas prices, which resulted in the addition of approximately 80.1 Bcf (13.3 million BOE) of proved undeveloped natural gas reserves in the Haynesville shale in Northwest Louisiana to our total proved reserves at June 30, 2013.

(3)	PV-10 is a non-GAAP financial measure and generally differs from Standardized Measure, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues. PV-10 is not an estimate of the fair market value of our properties. We and others in the industry use PV-10 as a measure to compare the relative size and value of proved reserves held by companies and of the potential return on investment related to the companies’ properties without regard to the specific tax characteristics of such entities. Our PV-10 at June 30, 2013, December 31, 2012 and December 31, 2009 may be reconciled to our Standardized Measure of discounted future net cash flows at such dates by reducing our PV-10 by the discounted future income taxes associated with such reserves. The discounted future income taxes at June 30, 2013, December 31, 2012 and December 31, 2009 were, in millions, $44.7, $28.6 and $5.3, respectively.

(4)	Standardized Measure represents the present value of estimated future net cash flows from proved reserves, less estimated future development, production, plugging and abandonment costs and income tax expenses, discounted at 10% per annum to reflect the timing of future cash flows. Standardized Measure is not an estimate of the fair market value of our properties.

The following table presents certain summary data for each of our operating areas at and for the six months ended June 30, 2013, except as otherwise provided below:

	Net Acreage(1)	Producing Wells(1)		Total Engineered Drilling Locations(2)		Estimated Net Proved Reserves(3)		PV-10(4)	Avg. Daily Production
		Gross	Net	Gross	Net	MBOE(5)	% Developed	(In millions)	(BOE/d)(5)(6)
South Texas:
Eagle Ford(7)	27,233	59.0	51.3	269.0	218.4	15,664	58.7	$467.2	9,308
NW Louisiana/East Texas:
Haynesville	14,499	136.0	12.9	515.0	102.1	20,998	24.6	41.9	2,732
Cotton Valley(8)	22,469	106.0	69.7	71.0	49.3	1,765	100.0	10.3	630

Area Total(9)	25,291	242.0	82.6	586.0	151.4	22,763	30.4	52.2	3,362
Permian Basin:
SE New Mexico, West Texas(10)	32,899	13.0	5.8	107.0	74.5	504	18.9	2.9	19
Other:
Wyoming, Utah, Idaho	36,004	—	—	—	—	—	—	—	—

Total	121,427	314.0	139.7	962.0	444.3	38,931	41.7	$522.3	12,689

(1)	Net acreage and producing well information is presented at September 1, 2013.

(2)	Identified and engineered drilling location information is presented at September 1, 2013. These locations have been identified for potential future drilling (other than the two test wells already drilled or in process, which are included in the drilling locations for the Permian Basin) and are not currently producing. In addition, the total net engineered drilling locations is calculated by multiplying the gross engineered drilling locations in an operating area by our working interest participation in such locations. At September 1, 2013, these engineered drilling locations included 25 gross (23.0 net) locations to which we have assigned proved undeveloped reserves in the Eagle Ford, 92 gross (12.1 net) locations to which we have assigned proved undeveloped reserves in the Haynesville and two gross (1.2 net) locations to which we have assigned proved undeveloped reserves in the Wolfcamp. We had no proved undeveloped reserves assigned to identified drilling locations in the Cotton Valley at September 1, 2013.

(3)	These estimates were prepared by our engineering staff and audited by Netherland, Sewell & Associates, Inc., independent reservoir engineers.

(4)	See Note 3 to the table on page S-3. Our PV-10 at June 30, 2013 may be reconciled to our Standardized Measure of discounted future net cash flows at such date by reducing our PV-10 by the discounted future income taxes associated with such reserves. The discounted future income taxes at June 30, 2013 were approximately $44.7 million.

(5)	Estimated using a conversion ratio of one Bbl of oil per six Mcf of natural gas.

(6)	During the months of June and July 2013.

(7)	Includes two wells producing small quantities of natural gas from the San Miguel formation, two wells producing from the Austin Chalk formation in Zavala County, Texas and one well producing from the Buda formation in Atascosa County, Texas.

(8)	Includes the Cotton Valley formation and shallower zones and also includes one well producing from the Frio formation in Orange County, Texas.

(9)	Some of the same leases cover the net acres shown for both the Haynesville formation and the Cotton Valley formation, a shallower formation than the Haynesville formation. Therefore, the sum of the net acreage for both formations is not equal to the total net acreage for Northwest Louisiana and East Texas. This total includes acreage that we are producing from or that we believe to be prospective for these formations.

(10)	Includes potential future drilling locations identified in either the Wolfcamp or Bone Spring plays on our acreage in Southeast New Mexico and West Texas at September 1, 2013.

At September 1, 2013, our interests included approximately 38,900 gross (27,200 net) acres in the Eagle Ford shale play in Atascosa, DeWitt, Gonzales, Karnes, La Salle, Wilson and Zavala Counties in South Texas. We believe that approximately 87% of our Eagle Ford acreage is prospective predominantly for oil or liquids production. In addition, we believe that portions of this acreage may also be prospective for other targets, such as the Austin Chalk, Buda, Edwards and Pearsall formations, from which we would expect to produce predominantly oil and liquids.

At September 1, 2013, we had 54 gross (47.1 net) wells producing from the Eagle Ford shale in South Texas, and we had identified 269 gross (218.4 net) locations for potential future drilling on our Eagle Ford acreage. Of these locations, at September 1, 2013, we consider 155 gross (129.3 net) locations as Tier 1 locations. We define Tier 1 Eagle Ford locations as those locations that we anticipate to have estimated ultimate recoveries of 225,000 Bbl of oil or greater. Of these Tier 1 locations, 117 gross (114.1 net) locations would be operated by us. These identified locations presume that we will be able to develop our Eagle Ford properties on 40-acre to 80-acre spacing, depending on the specific property and the wells we have already drilled.

At September 1, 2013, our interests also included approximately 50,800 gross (32,900 net) acres in the Permian Basin in Southeast New Mexico and West Texas where we are developing new oil prospects. At September 1, 2013, we had identified 107 gross (74.5 net) locations for potential future drilling in the Wolfcamp or Bone Spring plays on our acreage in Southeast New Mexico and West Texas, including the two test wells already drilled or in process.

In addition, at September 1, 2013, we had leasehold and mineral interests in approximately 22,600 gross (14,500 net) acres in the Haynesville shale play. This acreage includes approximately 6,100 net acres in what we believe to be the core area of the play. Approximately 97% of our Haynesville acreage is held by production or consists of fee mineral interests that we own. Portions of this acreage are also producing from and, we believe, prospective for the Cotton Valley, Hosston (Travis Peak) and other shallower formations. At September 1, 2013, we had identified 515 gross (102.1 net) locations for potential future drilling in the Haynesville shale, including 440 gross (51.2 net) locations within the 6,100 net acres that we believe are located in the core area of the play. We also had identified 71 gross (49.3 net) locations for potential future drilling in the Cotton Valley. We have no plans to drill any operated Haynesville shale or Cotton Valley wells in 2013, but during the six months ended June 30, 2013, we participated in five gross (0.4 net) non-operated Haynesville wells, and we expect to participate in additional non-operated Haynesville wells in the second half of 2013. As a result of the improvement in natural gas prices, we added approximately 80.1 Bcf (13.3 million BOE) of proved undeveloped natural gas reserves in the Haynesville shale in Northwest Louisiana to our total proved reserves at June 30, 2013, most of which are attributable to non-operated properties.

We may identify and develop additional locations across our asset portfolio as we further evaluate our properties, particularly in South Texas and Southeast New Mexico and West Texas. We believe our multi-year, engineered drilling inventory and exploration portfolio should provide near-term growth in our production and reserves.

Business Strategies

Our goal is to increase shareholder value by building reserves, production and cash flows at an attractive rate of return on invested capital. We plan to achieve our goal by executing the following strategies:

•	Focus exploration and development activity on our Eagle Ford acreage.

We have established a core acreage position in the Eagle Ford shale play in South Texas. We currently intend to allocate 78% of our increased 2013 capital expenditure budget to the exploration, development and acquisition of additional interests in the Eagle Ford shale play. At September 1, 2013, approximately 72% of our Eagle Ford acreage was held by production. This acreage position provides us the flexibility to develop our Eagle Ford properties in a disciplined and economical manner in order to maximize the resource recovery from these assets. We intend to operate two drilling rigs in the Eagle Ford shale for the remainder of 2013 and throughout 2014.

•	Explore and develop our Wolfcamp and Bone Spring acreage in the Permian Basin.

We also have established a core acreage position in the Permian Basin in Southeast New Mexico and West Texas, which we believe is prospective for the Wolfcamp, Bone Spring and other oil and liquids-rich targets. Between January 1, 2013 and September 1, 2013, we added approximately 35,000 gross (26,800 net) acres to this leasehold position, primarily in Lea and Eddy Counties, New Mexico. We currently intend to allocate 20% of our increased 2013 capital expenditure budget to the exploration, development and acquisition of additional interests in the Wolfcamp and Bone Spring plays. We moved a contracted drilling rig to this area in late April 2013 and are currently drilling a three-well test program to evaluate various portions of our acreage in Southeast New Mexico and West Texas. As a result of our recent acreage acquisitions in this area, the preliminary indications from our drilling program and the production results from nearby operators, we now expect to keep this rig operating continuously for the remainder of 2013 and throughout 2014.

•	Identify, evaluate and develop oil and natural gas plays to maintain a balanced portfolio.

In late 2010, we began to focus on oil and liquids-rich shale plays to create a more balanced portfolio of oil and natural gas producing properties. Oil production comprised approximately 47% of our total production during the first six months of 2013, and approximately 31% of our total estimated proved reserves at June 30, 2013 were attributable to oil. We believe our interests in the Eagle Ford shale play and the Wolfcamp and Bone Spring plays will enable us to maintain a more balanced commodity portfolio through the drilling of locations that are prospective for oil and liquids. We estimate that approximately 98% of our increased 2013 and our preliminary 2014 capital expenditure budgets will be directed to oil and liquids opportunities. We expect to continue to create and opportunistically acquire additional prospects for the exploration and production of oil and liquids. We also have an established acreage position in the Haynesville shale play that is prospective for natural gas, with approximately 6,100 of our net acres, at September 1, 2013, located in what we believe is the core area of the play. Approximately 97% of our Haynesville acreage was held by production or consisted of fee mineral interests that we owned at September 1, 2013, and, as a result, the potential drilling locations we have identified remain available to be drilled by us or the operator at a future time.

•	Continue to improve operational and cost efficiencies.

We focus on optimizing the development of our resource base by seeking ways to maximize our recovery per well relative to the cost incurred and to minimize our operating cost per BOE produced. We apply an analytical approach to track and monitor the effectiveness of our drilling and completion techniques and service providers. This allows us to manage more effectively operating costs, the pace of development activities, technical applications, the gathering and marketing of our production and capital allocation. Additionally, we concentrate on our core areas, which allows us to achieve economies of scale and reduce operating costs. Largely as a result of these factors, between early 2011 and September 1, 2013, we have reduced average drilling and completion costs per gross well from approximately $9.9 million to approximately $6.3 million in our western Eagle Ford acreage, from approximately $11.0 million to approximately $7.1 million in our central Eagle Ford acreage and from approximately $10.4 million to approximately $8.3 million in our eastern Eagle Ford acreage. We have also achieved a decrease in drilling days from spud to total depth over this timeframe from approximately 19 days to approximately eight days in our western Eagle Ford acreage, from approximately 19 days to approximately 14 days in our central Eagle Ford acreage and from approximately 25 days to approximately 17 days in our eastern Eagle Ford acreage. In mid-August 2013, we began drilling certain wells on our western Eagle Ford acreage from four-well batch drilled pads, which we anticipate may reduce costs by an additional $300,000 per well. Over the past 18 months, we have also refined the design of our hydraulic fracture treatments to enhance well productivity, increasing proppant volumes from approximately 1,250 pounds per foot to approximately 1,715 pounds per foot and increasing fluid volumes from approximately 19 Bbl per foot to approximately 39 Bbl per foot.

•	Maintain our financial discipline.

We seek to maintain a strong balance sheet and have conducted our drilling and completion operations since inception using equity capital contributions from our investors, revolving borrowings under our credit facility and cash flows from our operations. In addition, from time to time, we use derivative financial instruments to mitigate our exposure to commodity price risk associated with oil, natural gas and natural gas liquids prices and to protect our cash flows and borrowing capacity. At August 26, 2013, we had the following hedges in place, in the form of costless collars and swaps, for the remainder of 2013 and for 2014: (i) approximately 0.8 million Bbl and 2.3 million Bbl of oil, respectively, (ii) approximately 3.3 Bcf and 8.4 Bcf of natural gas, respectively, and (iii) approximately 5.0 million and 5.1 million gallons of natural gas liquids, respectively.

•	Pursue opportunistic acquisitions.

We believe our management team’s familiarity with our key operating areas and its contacts with the operators and mineral owners in those regions enable us to identify high-return opportunities at attractive prices. We actively pursue opportunities to acquire unproved and unevaluated acreage, drilling prospects and low-cost producing properties within our core areas of operations where we have operational control and can enhance value and performance. We view these acquisitions as an important component of our business strategy and intend to selectively pursue acquisitions on attractive terms that complement our strategy and help us achieve economies of scale.

Competitive Strengths

We believe our prior success is, and our future performance will be, directly related to the following combination of strengths that will enable us to implement our strategies:

•	High quality asset base in the Eagle Ford shale and the Wolfcamp and Bone Spring plays in the Permian Basin.

We have key acreage positions in active areas of the Eagle Ford shale play in South Texas and the Wolfcamp and Bone Spring plays in the Permian Basin in Southeast New Mexico and West Texas. The commodity mix of our production and reserves has become more balanced as a result of our activities on our Eagle Ford acreage, approximately 87% of which is located in oil and liquids-rich areas of the play. We believe that portions of this acreage may also be prospective for other targets, such as the Austin Chalk, Buda, Edwards and Pearsall formations. We believe our acreage in the Permian Basin is prospective for multiple oil and liquids-rich targets, including the Wolfcamp and Bone Spring formations, as well as other potential shallower (Delaware) and deeper (Atoka, Morrow) targets. In addition, our acreage position in the Haynesville shale provides us with a natural gas option as we have 515 gross (102.1 net) locations that could be developed from the play should natural gas prices improve from recent levels. In addition to the Haynesville shale play, our East Texas and Northwest Louisiana assets have multiple, recognized geologic horizons, including the Cotton Valley and Hosston (Travis Peak) formations from which we have previously established production, as well as the Middle Bossier shale.

•	Large, multi-year, development drilling inventory that is responding to new technologies.

In South Texas, at September 1, 2013, we had 59 gross (51.3 net) producing wells and had identified 269 gross (218.4 net) additional drilling locations in the Eagle Ford shale play, of which we consider 155 gross (129.3 net) locations as Tier 1 locations. In the Permian Basin, we have identified 107 gross (74.5 net) locations for potential future drilling in the Wolfcamp and Bone Spring plays. We have also identified 586 gross (151.4 net) drilling locations in the Haynesville and Cotton Valley plays. At September 1, 2013, these identified drilling locations included 25 gross (23.0 net) locations in the Eagle Ford shale, two gross (1.2 net) locations in the Wolfcamp play and 92 gross (12.1 net) locations in the Haynesville shale to which we have assigned proved undeveloped reserves. Additionally, we may identify and develop additional locations across our asset portfolio as we further evaluate our properties and apply new technologies to develop such assets, particularly in South Texas and Southeast New Mexico and West Texas. We believe our multi-year, engineered drilling inventory and exploration portfolio provide visible near-term growth in our production and reserves and highlight the long-term resource potential across our asset base.

•	Financial flexibility to fund expansion.

We maintain a financial profile that provides operational flexibility, and our capital structure provides us with the ability to execute our business plan. At August 31, 2013, the borrowing base under our revolving credit facility was $350.0 million, and we had outstanding borrowings of $275.0 million. At June 30, 2013, on an as adjusted basis after giving effect to this offering and the use of proceeds therefrom, we expect to have at least $107.3 million available for borrowings under our revolving credit facility after giving effect to approximately $1.2 million of outstanding letters of credit. See “—Recent Developments—Credit Facility.” Excluding any possible significant acquisitions, we expect to maintain our current financial flexibility by funding the remainder of our 2013 and our 2014 capital expenditure budget through the net proceeds we receive from this offering, together with our cash flows and future potential borrowings under our revolving credit facility assuming anticipated increases to our borrowing base, primarily as a result of anticipated increases in our proved developed oil and natural gas reserves. Our availability of capital should allow us to maintain our competitiveness in seeking to acquire additional oil and natural gas leasehold acreage in the ordinary course of our business and to accelerate the evaluation and development of our Wolfcamp and Bone Spring plays as a result of our decision to operate one drilling rig continuously in the Permian Basin in Southeast New Mexico and West Texas for the remainder of 2013 and throughout 2014. In addition, since a large portion of our acreage, excluding the acreage acquired during 2013 in Southeast New Mexico and West Texas, is held by production, we have the financial flexibility to allocate our capital when and where we believe it is economical and justified.

•	Experienced and incentivized management, technical teams and board.

As an operator, we leverage advanced technologies and integrate the knowledge, judgment and experience of our management and senior technical teams. Our management team averages eight years of service to the Company, and our management and senior technical teams possess extensive oil and natural gas expertise with an average of over 25 years of relevant industry experience from companies such as Matador Petroleum Corporation, S. A. Holditch & Associates, Inc., Schlumberger Limited, Conoco and ARCO, and we believe they have a demonstrated record of growth and financial discipline over many years. Additionally, we have a group of board members and special advisors with considerable experience and expertise in the oil and natural gas industry and in managing other successful enterprises who provide insight and perspective regarding our business and the evaluation, exploration, engineering and development of our prospects. Our directors and special advisors average over six years of service to the Company. Many of our directors and advisors were also involved in our predecessor, Matador Petroleum Corporation, as directors, advisors or shareholders. In addition to their considerable experience, our management team and board own a significant ownership interest in the Company. We believe our management team’s and board’s ownership interest of over 11% of our outstanding common stock, at September 1, 2013, as well as their ability to increase their holdings over time through our long-term incentive plan, aligns management’s and the board’s interests with those of our shareholders.

•	Extensive geologic, engineering and operational experience in unconventional reservoir plays.

The individuals on our technical team are highly experienced in analyzing unconventional reservoir plays and in horizontal drilling, completion and production operations in a number of geographic areas. Our geologists have extensive experience in analyzing unconventional reservoir plays throughout the United States, including our principal areas of interest, by using advanced imaging technology, such as 2-D and 3-D seismic interpretation, and petrophysical analysis. By employing the latest technologies, since 2011 our technical team has been able to reduce drilling times, improve our hydraulic fracturing design and increase production from our wells. In addition, our technical team has been directly involved in over 30 different horizontal well drilling and/or operations programs in both onshore and offshore formations located in the United States and abroad. Our team’s experience also includes drilling and completing hundreds of vertical and horizontal wells in unconventional resource plays, including the Cotton Valley, Bossier, Wilcox/Vicksburg, Austin Chalk, Haynesville, Eagle Ford and Wolfcamp and Bone Spring plays. Our team’s diverse and broad drilling experience includes most, if not all, techniques used in modern day drilling. Additionally, our team has in-depth experience with various horizontal completion techniques and their applications in multiple unconventional plays. We intend to leverage our team’s geological expertise and horizontal drilling and completion experience to continue to develop and exploit our large, multi-year development drilling inventory.

•	Multi-disciplined approach to new opportunities.

Our process for evaluating and developing new oil and natural gas prospects is a result of what we believe is an organizational philosophy that is dedicated to a systematic, multi-disciplinary approach to new opportunities with an emphasis on incorporating petroleum systems, geosciences, technology and finance into the decision-making process. We recognize the importance of consulting multiple individuals in our organization across all disciplines and all levels of responsibility prior to making exploration, acquisition or development decisions. In order to enhance our decision-making, we also identify what we believe to be key criteria for successful exploration and development projects in any given play. After major decisions are made, we conduct a post-completion review to determine what we did right and where we need to improve. At times, this approach results in a decision to accelerate our drilling program or expand our positions in certain areas. Other times, this approach results in a decision to mitigate risk associated with our exploration and development programs by sharing operational risks and costs with other industry participants or exiting an area altogether. We believe this multi-disciplined approach underpins our track record of value creation and represents the best way to deliver consistent, year-over-year results to our shareholders.

2013 Capital Program and 2014 Outlook

Our drilling activity has been and will continue to be focused on increasing our oil production and reserves in South Texas, primarily in the Eagle Ford shale play. We had two contracted drilling rigs operating continuously during the six months ended June 30, 2013. During the first quarter of 2013, both of these rigs were operating in the Eagle Ford shale in South Texas, and all of our operated drilling and completion activities were focused on the Eagle Ford shale. In late April 2013, we moved one of our two contracted drilling rigs to Southeast New Mexico to begin a three-well exploration program testing portions of our growing leasehold position in the Permian Basin. In mid-August 2013, we added a third drilling rig and returned to operating two contracted drilling rigs in the Eagle Ford shale play in South Texas. At September 1, 2013, one rig was drilling on our leasehold acreage in Karnes County, Texas, and the second rig was drilling on our leasehold acreage in La Salle County, Texas. We expect to operate two rigs in the Eagle Ford shale for the remainder of 2013 and throughout 2014. As a result of our recent acreage acquisitions in Southeast New Mexico and West Texas, the preliminary indications from our drilling program and the production results from nearby operators, we intend to operate one contracted drilling rig continuously in Southeast New Mexico and West Texas for the remainder of 2013 and throughout 2014. As a result of adding a third drilling rig, we have increased our 2013 capital expenditure budget to approximately $370.0 million, of which $168.6 million, or approximately 46%, was incurred in the first six months of 2013.

We expect that approximately 78% of our increased 2013 capital expenditure budget will be directed to increasing our oil production and oil reserves in South Texas. We also plan to allocate approximately 20% of our increased 2013 capital expenditure budget to the exploration and acquisition of additional interests in the Wolfcamp, Bone Spring and other oil and liquids-rich plays in Southeast New Mexico and West Texas. As a result of these anticipated capital expenditures in South Texas, Southeast New Mexico and West Texas, we plan to allocate approximately 98% of our 2013 anticipated capital expenditure budget to opportunities prospective for oil and liquids production. We also expect to participate in additional non-

operated Haynesville shale wells during the remainder of 2013 and in 2014. Our preliminary 2014 capital expenditure budget is estimated at between $425 million and $450 million, and includes approximately $400 million for drilling and completing oil and natural gas exploration and development wells with the remainder allocated to lease acquisitions, seismic data, pipelines and other infrastructure. We intend to allocate approximately 98% of our preliminary 2014 capital expenditure budget to opportunities prospective for oil and liquids production.

Our remaining 2013 and 2014 capital expenditure budgets are subject to change depending upon a number of factors, including additional well results and other data from the Eagle Ford shale and the Wolfcamp and Bone Spring plays, results of horizontal and vertical drilling and recompletions, economic and industry conditions, prevailing and anticipated prices for oil, natural gas liquids and natural gas, the availability of sufficient capital resources for drilling prospects, potential acquisitions and our financial results.

Recent Developments

Credit Facility

On September 28, 2012, we entered into the third amended and restated Credit Agreement, which increased the maximum facility amount to $500.0 million from $400.0 million. On August 7, 2013, the borrowing base under our revolving credit facility was increased to $350.0 million from $280.0 million, and the conforming borrowing base was increased to $275.0 million, based on the lenders’ review of our proved oil and natural gas reserves at June 30, 2013. Also on August 7, 2013, we amended the Credit Agreement to provide that the borrowing base will automatically be reduced to the then applicable conforming borrowing base at the earlier of (i) June 30, 2014 or (ii) concurrent with our issuance of senior unsecured notes in an amount greater than or equal to $10.0 million.

We intend to use this additional borrowing capacity, along with our estimated cash flows from operations, to fund our drilling operations and for the acquisition of additional leasehold interests primarily in South Texas and Southeast New Mexico and West Texas. We expect additional increases to the borrowing base will primarily be a result of anticipated increases in our proved oil and natural gas reserves, and particularly our proved developed oil and natural gas reserves.

Additional Drilling Rig

We had two contracted drilling rigs operating continuously during the six months ended June 30, 2013. During the first quarter of 2013, both of these rigs were operating in the Eagle Ford shale in South Texas, and all of our operated drilling and completion activities were focused on the Eagle Ford shale in that area. In late April 2013, we moved one of these contracted drilling rigs to Southeast New Mexico to begin a three-well exploration program testing portions of our leasehold position in the Permian Basin in Southeast New Mexico and West Texas. In mid-August 2013, we added a third drilling rig and returned to operating two contracted drilling rigs in the Eagle Ford shale play. As a result, at September 1, 2013, we had three contracted drilling rigs operating — one each in Karnes County, Texas, La Salle County, Texas and Lea County, New Mexico. We plan to operate three rigs for the remainder of 2013 and throughout 2014.

Acreage Acquisitions

Between January 1 and September 1, 2013, we acquired approximately 35,000 gross (26,800 net) acres in the Permian Basin in Southeast New Mexico and West Texas, primarily in Lea and Eddy Counties, New Mexico. Including these acreage acquisitions, at September 1, 2013, our total acreage position in

Southeast New Mexico and West Texas was approximately 50,800 gross (32,900 net) acres, of which we consider 43,100 gross (32,300 net) acres to be prospective for multiple oil and liquids-rich targets, including the Wolfcamp and Bone Spring plays.

Recent Production

During June and July 2013, our average daily production increased to 6,200 Bbl of oil per day, as compared to 4,825 Bbl per day for the first five months of 2013. In addition, following the recent completion of three new wells on our Cowey lease in DeWitt County, Texas, our natural gas production increased to an average of approximately 38.9 MMcf of natural gas per day during June and July, as compared to 33.8 MMcf per day for the first five months of 2013.

Initial Results from 40-Acre and 50-Acre Downspacing in the Eagle Ford

During the second quarter of 2013, we completed our first 40-acre test well, the Martin Ranch #35H, on our Martin Ranch leasehold in northeast La Salle County. On a 24-hour initial potential test following completion, the well flowed at an average rate of 464 Bbl of oil per day at 1,450 psi surface pressure on a 14/64-in choke, comparable to other recently completed wells on our Martin Ranch lease, and consistent with our practice of flowing back our newly-completed wells on smaller chokes to preserve and manage bottomhole pressure to try and improve long-term well performance and ultimate recoveries. During its first sixty days, this 40-acre offset well’s performance was in line with our expectations and was flowing at an average rate of approximately 300 Bbl of oil per day.

We completed three new wells at approximately 50-acre spacing on our Sickenius lease in Karnes County in July 2013. On 24-hour initial potential tests following completion, these wells flowed at average rates of between 580 and 850 Bbl of oil per day at 2,500 to 3,000 psi surface pressure on 14/64-in chokes. As a result of the initial performance of these downspaced wells, we plan to drill 40-acre infill wells on our nearby Danysh and Pawelek leases in Karnes County beginning this fall.

Corporate Information

We were incorporated in 2003 as a Texas corporation. Our corporate headquarters are located at 5400 LBJ Freeway, Suite 1500, Dallas, Texas 75240, and our telephone number is (972) 371-5200. Our website is located at http://www.matadorresources.com. We have not incorporated by reference into this prospectus supplement or the accompanying prospectus the information included on, or linked from, our website, and you should not consider it to be part of this prospectus supplement or the accompanying prospectus.

The Offering

Issuer	Matador Resources Company

Common Stock Offered	8,500,000 shares (or up to 9,775,000 shares if the underwriters exercise in full their option to purchase an additional 1,275,000 shares).

Common Stock to be Outstanding after the Offering(1)	64,346,162 shares (or up to 65,621,162 shares if the underwriters exercise in full their option to purchase an additional 1,275,000 shares).

Use of Proceeds	The net proceeds from this offering will be approximately $136.5 million ($157.1 million if the underwriters exercise in full their option to purchase additional shares) after deducting fees and expenses (including underwriting discounts and commissions), based on an assumed public offering price per share of $16.94 (the closing price of our common stock on August 30, 2013). We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their option, primarily to fund a portion of our capital expenditures, including for the addition of a third rig to our current two-rig drilling program, allowing us to operate two drilling rigs for the development of our acreage in the Eagle Ford shale play and one drilling rig for the exploration and development of our acreage in the Wolfcamp and Bone Spring plays in the Permian Basin. We also intend to use net proceeds from this offering to fund the acquisition of additional acreage in the Eagle Ford shale, the Permian Basin and the Haynesville shale and for other general working capital needs. Pending such uses, we intend to repay outstanding borrowings under our revolving credit facility, which amounts may be reborrowed in accordance with the terms of that facility. See “Use of Proceeds.”

Conflicts of Interest	Because affiliates of RBC Capital Markets, LLC, Citigroup Global Markets Inc., Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and BMO Capital Markets Corp. are lenders under our revolving credit facility and will each receive more than 5% of the net proceeds of this offering due to the repayment of a portion of the revolving credit facility by us, RBC Capital Markets, LLC, Citigroup Global Markets Inc., Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and BMO Capital Markets Corp. are deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with the requirements of Rule 5121. The appointment

(1)	Based on 55,846,162 shares outstanding as of September 1, 2013, and excludes 1,608,594 shares issuable pursuant to the exercise of outstanding stock options and the vesting of restricted stock units.

of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our common stock. See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

Risk Factors	Investing in our common stock involves substantial risks. You should carefully consider the risk factors set forth in the section entitled “Risk Factors” and the other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein, prior to making an investment in our common stock. See “Risk Factors” beginning on page S-21 of this prospectus supplement.

NYSE Symbol	MTDR

Summary Historical Financial Data

We derived the summary historical financial data as of and for the years ended December 31, 2010, 2011, and 2012 from our audited consolidated financial statements included in our Annual Reports on Form 10-K for the years ended December 31, 2011 and December 31, 2012. We derived the summary historical financial data as of and for the six months ended June 30, 2012 and 2013 from our unaudited condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012 and June 30, 2013.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the accompanying notes incorporated by reference into this prospectus supplement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2012 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which are incorporated by reference into this prospectus supplement, for a discussion of the factors that affect comparability of the information reflected in the summary consolidated financial and operating data.

	Year Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
(In thousands, except per share data)				(Unaudited)	(Unaudited)
Statement of operations data:
Revenues
Oil and natural gas revenues	$155,998	$67,000	$34,042	$117,498	$65,242
Realized gain on derivatives	13,960	7,106	5,299	646	7,776
Unrealized (loss) gain on derivatives	(4,802)	5,138	3,139	2,701	11,844

Total revenues	165,156	79,244	42,480	120,845	84,862
Expenses
Production taxes and marketing	11,672	6,278	1,982	8,548	4,783
Lease operating	28,184	7,244	5,284	21,040	11,020
Depletion, depreciation and amortization	80,454	31,754	15,596	48,466	31,119
Accretion of asset retirement obligations	256	209	155	161	111
Full-cost ceiling impairment	63,475	35,673	—	21,229	33,205
General and administrative	14,543	13,394	9,702	8,751	7,882

Total expenses	198,584	94,552	32,719	108,195	88,120

Operating (loss) income	(33,428)	(15,308)	9,761	12,650	(3,258)
Other income (expense)
Net loss on asset sales and inventory impairment	(485)	(154)	(224)	(192)	(60)
Interest expense	(1,002)	(683)	(3)	(2,880)	(309)
Interest and other income	224	315	364	115	103

Total other (expense) income	(1,263)	(522)	137	(2,957)	(266)
Net (loss) income	$(33,261)	$(10,309)	$6,377	$9,615	$(2,875)
Earnings (loss) per common share
Basic
Class A	$(0.62)	$(0.25)	$0.15	$0.17	$(0.06)

Class B(1)	$(0.35)	$0.02	$0.42	$—	$0.07

Diluted
Class A	$(0.62)	$(0.25)	$0.15	$0.17	$(0.06)

Class B(1)	$(0.35)	$0.02	$0.42	$—	$0.07

Class B dividend declared, per share(1)	$0.27	$0.27	$0.27	$—	$0.13

	At December 31,			At June 30,
	2012	2011	2010	2013	2012
(In thousands)				(Unaudited)	(Unaudited)
Balance sheet data (end of period):
Cash and cash equivalents	$2,095	$10,284	$21,060	$5,105	$9,432
Certificates of deposit	230	1,335	2,349	61	266
Net property and equipment	591,090	399,865	303,880	690,255	482,592
Total assets	632,029	439,469	346,382	734,711	537,689
Current liabilities	96,492	74,576	30,228	91,738	64,062
Long-term liabilities	156,433	93,378	34,277	252,948	65,850
Total shareholders’ equity	$379,104	$271,515	$281,877	$390,025	$407,777

	Year Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
(In thousands)				(Unaudited)	(Unaudited)
Other financial data:
Net cash provided by operating activities	$124,228	$61,868	$27,273	$83,912	$51,526
Net cash used in investing activities	(306,916)	(160,088)	(147,334)	(175,901)	(136,877)
Oil and natural gas properties capital expenditures	(300,689)	(156,431)	(159,050)	(173,989)	(134,425)
Expenditures for other property and equipment	(7,332)	(4,671)	(1,610)	(2,081)	(3,521)
Net cash provided by financing activities	174,499	87,444	36,891	94,999	84,499
Adjusted EBITDA(2)	$115,923	$49,911	$23,635	$81,444	$49,264

(1)	Concurrent with the completion of our initial public offering in February 2012, all outstanding shares of Class B common stock were converted to Class A common stock on a one-for-one basis.

(2)	Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our net income (loss) and net cash provided by operating activities, see “—Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

We define Adjusted EBITDA as earnings before interest expense, income taxes, depletion, depreciation and amortization, accretion of asset retirement obligations, property impairments, unrealized derivative gains and losses, certain other non-cash items and non-cash stock-based compensation expense, and net gain or loss on asset sales and inventory impairment. Adjusted EBITDA is not a measure of net income or cash flows as determined by GAAP. Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies.

Management believes Adjusted EBITDA is necessary because it allows us to evaluate our operating performance and compare the results of operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income (loss) in calculating Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which certain assets were acquired.

Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income or cash flows from operating activities as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components of understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner. The following table presents our calculation of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to the GAAP financial measures of net income (loss) and net cash provided by operating activities, respectively.

	Year Ended December 31,				Six Months Ended June 30,
	2012	2011	2010	2009	2013	2012
(In thousands)
Unaudited Adjusted EBITDA Reconciliation to Net Income (Loss):
Net (loss) income	$(33,261)	$(10,309)	$6,377	$(14,425)	$9,615	$(2,875)
Interest expense	1,002	683	3	—	2,880	309
Total income tax (benefit) provision	(1,430)	(5,521)	3,521	(9,925)	78	(649)
Depletion, depreciation and amortization	80,454	31,754	15,596	10,743	48,466	31,119
Accretion of asset retirement obligations	256	209	155	137	161	111
Full-cost ceiling impairment	63,475	35,673	—	25,244	21,229	33,205
Unrealized loss (gain) on derivatives	4,802	(5,138)	(3,139)	2,375	(2,701)	(11,844)
Stock-based compensation expense	140	2,406	898	656	1,524	(172)
Net loss on asset sales and inventory impairment	485	154	224	379	192	60

Adjusted EBITDA	$115,923	$49,911	$23,635	$15,184	$81,444	$49,264

(In thousands)
Unaudited Adjusted EBITDA Reconciliation to Net Cash Provided by Operating Activities:
Net cash provided by operating activities	$124,228	$61,868	$27,273	$1,791	$83,912	$51,526
Net change in operating assets and liabilities	(9,307)	(12,594)	(2,230)	15,717	(5,426)	(2,571)
Interest expense	1,002	683	3	—	2,880	309
Current income tax (benefit) provision	—	(46)	(1,411)	(2,324)	78	—

Adjusted EBITDA	$115,923	$49,911	$23,635	$15,184	$81,444	$49,264

Summary Production and Reserves Data

The following table sets forth certain unaudited summary data with respect to our production volumes, average sales prices and operating expenses for the periods indicated. The following summary should be read in connection with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the period ended June 30, 2013. We determine a barrel of oil equivalent (BOE) using a conversion ratio of one Bbl of oil per six Mcf of natural gas.

	Year Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
Unaudited Production Data
Net Production Volumes:
Oil (MBbl)	1,214	154	33	908	485
Natural gas (Bcf)	12.5	14.5	8.4	6.2	6.2
Total oil equivalent (MBOE)	3,294	2,573	1,433	1,944	1,525
Average daily production (BOE/d)	9,000	7,049	3,926	10,739	8,380
Average Sales Prices:
Oil, with realized derivatives (per Bbl)	$103.55	$93.80	$76.39	$102.27	$106.54
Oil, without realized derivatives (per Bbl)	$101.86	$93.80	$76.39	$102.78	$105.06
Natural gas, with realized derivatives (per Mcf)	$3.55	$4.11	$4.38	$4.07	$3.42
Natural gas, without realized derivatives (per Mcf)	$2.59	$3.62	$3.75	$3.89	$2.29
Operating Expenses (per BOE):
Production taxes and marketing	$3.54	$2.44	$1.38	$4.40	$3.14
Lease operating	$8.56	$2.82	$3.69	$10.82	$7.23
Depletion, depreciation and amortization	$24.43	$12.34	$10.89	$24.93	$20.40
General and administrative	$4.42	$5.21	$6.77	$4.50	$5.17

The following table presents summary data with respect to our estimated total proved oil and natural gas reserves as of the dates indicated. Our production and proved reserves are reported in two streams: oil and natural gas, including both dry and liquids-rich natural gas. Where we produce liquids-rich natural gas, such as in the Eagle Ford shale in South Texas, the economic value of the natural gas liquids associated with the natural gas is included in the estimated wellhead natural gas price on those properties where the natural gas liquids are extracted and sold. These reserves estimates were based on evaluations prepared by our engineering staff and have been audited for their reasonableness and conformance with SEC guidelines by Netherland, Sewell & Associates, Inc., independent reservoir engineers. These reserves estimates were prepared in accordance with the SEC’s rules for oil and natural gas reserves reporting. The estimated reserves shown are for proved reserves only and do not include any unproved reserves classified as probable or possible reserves that might exist for our properties, nor do they include any consideration that could be attributable to interests in unproved and unevaluated acreage beyond those tracts for which proved reserves have been estimated. Proved oil and natural gas reserves are the estimated quantities of oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Our total proved reserves are estimated using a conversion ratio of one Bbl of oil per six Mcf of natural gas.

	At June 30, 2013	At December 31, 2012	At June 30, 2012
Estimated Proved Reserves Data:(1)(2)
Estimated proved reserves:
Oil (MBbl)	12,128	10,485	6,728
Natural Gas (Bcf)(3)	160.8	80.0	73.9

Total (MBOE)(4)	38,931	23,819	19,052

Estimated proved developed reserves:
Oil (MBbl)	6,591	4,764	3,133
Natural Gas (Bcf)	57.8	54.0	54.0

Total (MBOE)(4)	16,221	13,771	12,130

Percent developed	41.7%	57.8%	63.7%
Estimated proved undeveloped reserves:
Oil (MBbl)	5,537	5,721	3,595
Natural Gas (Bcf)(3)	103.0	26.0	20.0

Total (MBOE)(4)	22,710	10,048	6,922

PV-10(5) (In millions)	$522.3	$423.2	$303.4
Standardized Measure(6) (In millions)	$477.6	$394.6	$281.5

(1)	Numbers in table may not total due to rounding.

(2)

Our estimated proved reserves, PV-10 and Standardized Measure were determined using index prices for oil and natural gas, without giving effect to derivative transactions, and were held constant throughout the life of the properties. The unweighted arithmetic averages of the first-day-of-the-month prices for (i) the period July 2012 through June 2013 were $88.13 per Bbl for oil and $3.444 per MMBtu for natural gas, (ii) for the period January 2012 through December 2012 were $91.21 per Bbl for oil and $2.757 per MMBtu for natural gas and (iii) for the period July 2011 through June 2012 were $92.17 per Bbl for oil and $3.146 per MMBtu for natural gas. These prices were adjusted by property for quality, energy content, regional price differentials, transportation fees, marketing deductions and other factors affecting the price received at the wellhead. We report our proved reserves in two streams, oil and natural gas, and the economic value of the natural gas liquids associated with the natural gas is included in the estimated wellhead natural gas price on those properties where the natural gas liquids are extracted and sold.

(3)	As a result of substantially lower natural gas prices in 2012, at June 30, 2012, we removed 97.8 Bcf (16.3 million BOE) of previously classified proved undeveloped natural gas reserves in the Haynesville shale in Northwest Louisiana from our total proved reserves, most of which were attributable to non-operated properties. At June 30, 2013, as a result of improved natural gas prices in the period from July 2012 through June 2013, we added 80.1 Bcf (13.3 million BOE) of proved undeveloped natural gas reserves in the Haynesville shale in Northwest Louisiana to our total proved reserves, the majority of which are attributable to non-operated properties.

(4)	Estimated using a conversion ratio of one Bbl of oil per six Mcf of natural gas.

(5)	PV-10 is a non-GAAP financial measure and generally differs from Standardized Measure, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues. PV-10 is not an estimate of the fair market value of our properties. We and others in the industry use PV-10 as a measure to compare the relative size and value of proved reserves held by companies and of the potential return on investment related to the companies’ properties without regard to the specific tax characteristics of such entities. Our PV-10 at June 30, 2013, December 31, 2012 and June 30, 2012 may be reconciled to our Standardized Measure of discounted future net cash flows at such dates by reducing our PV-10 by the discounted future income taxes associated with such reserves. The discounted future income taxes at June 30, 2013, December 31, 2012 and June 30, 2012 were, in millions, $44.7, $28.6 and $21.9, respectively.

(6)	Standardized Measure represents the present value of estimated future net cash flows from proved reserves, less estimated future development, production, plugging and abandonment costs and income tax expenses, discounted at 10% per annum to reflect the timing of future cash flows. Standardized Measure is not an estimate of the fair market value of our properties.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. In addition to the risks described below, you should also carefully read all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference into this prospectus supplement in evaluating an investment in our common stock. If any of the described risks actually were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

The risks described below are not the only ones facing the Company. Additional risks not presently known to us or that we currently deem immaterial individually or in the aggregate may also impair our business operations.

This prospectus supplement and documents incorporated by reference herein also contain forward-looking statements that involve risks and uncertainties, some of which are described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks and uncertainties faced by us described below or incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Common Stock

The price of our common stock has fluctuated substantially and may fluctuate substantially in the future.

Our stock price has experienced volatility and could vary significantly as a result of a number of factors. In 2013, our stock price has fluctuated between a high of $17.89 per share and a low of $7.58 per share. In the future, the trading volume of our common stock may continue to fluctuate and cause significant price variations to occur. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. In addition, the stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Factors that could affect our stock price or result in fluctuations in the market price or trading volume of our common stock include:

•	our actual or anticipated operating and financial performance and drilling locations, including oil and natural gas reserves estimates;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and cash flows, or those of companies that are perceived to be similar to us;

•	changes in revenue, cash flows or earnings estimates or publication of reports by equity research analysts;

•	speculation in the press or investment community;

•	public reaction to our press releases, announcements and filings with the SEC;

•	sales of our common stock by us or shareholders, or the perception that such sales may occur;

•	general financial market conditions and oil and natural gas industry market conditions, including fluctuations in commodity prices;

•	the realization of any of the risk factors presented in this prospectus supplement or in our Annual Report on Form 10-K for the year ended December 31, 2012;

•	the recruitment or departure of key personnel;

•	commencement of or involvement in litigation;

•	the prices of oil, natural gas and natural gas liquids;

•	the success of our exploration and development operations, and the marketing of any oil, natural gas and natural gas liquids we produce;

•	changes in market valuations of companies similar to ours; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002, have increased our costs and occupy a significant amount of management’s time.

As a public company with listed equity securities, we are required to comply with laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE. Complying with these statutes, regulations and requirements is difficult and occupies a significant amount of time of our board of directors and management and has significantly increased our costs and expenses.

If we fail to maintain effective internal control over financial reporting in the future, our ability to accurately report our financial results could be adversely affected.

Until February 2012, we were a private company and maintained internal controls and procedures in accordance with being a private company. We maintained limited accounting personnel to perform our accounting processes and limited supervisory resources with which to address our internal control over financial reporting. In connection with our audits for the years ended December 31, 2011 and 2010, our independent registered public accountants identified and communicated material weaknesses. There were no material weaknesses identified in connection with our audit for the year ended December 31, 2012.

A material weakness is a control deficiency, or a combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual and interim financial statements will not be prevented or detected and corrected on a timely basis.

Our efforts to maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future and comply with the certification and reporting obligations under Sections 302 and 404 of the Sarbanes-Oxley Act. Further, our remediation efforts may not enable us to avoid material weaknesses in the future. Any failure to maintain effective controls could result in material misstatements that are not prevented or detected and corrected on a timely basis, which could potentially subject us to sanction or investigation by the SEC, the NYSE or other regulatory authorities. Ineffective internal controls could also cause investors to lose confidence in our reported financial information and adversely affect our business and our stock price.

We do not presently intend to pay any cash dividends on or repurchase any shares of our common stock.

We do not presently intend to pay any cash dividends on or repurchase any shares of our common stock. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. Cash dividend payments in the future may only be made out of legally available funds and, if we experience substantial losses, such funds may not be available. In addition, certain covenants in our Credit Agreement may limit our ability to pay dividends or repurchase shares of our common stock. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment, and there is no guarantee that the price of our common stock will exceed the price you paid.

The trading volume of our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our common stock.

Our common stock is listed on the NYSE, but since the completion of our initial public offering, it has had a low average daily trading volume relative to many other stocks. Thinly traded stock can be more volatile than stock trading in an active public market, which can lead to significant price swings even when a relatively small number of shares are being traded and can limit an investor’s ability to quickly sell blocks of stock.

Future sales of shares of our common stock by existing shareholders and future offerings of our common stock by us could depress the price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, and the perception that these sales could occur may also depress the market price of our common stock. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline significantly. Sales of our common stock may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause our stock price to decrease and make it more difficult for you to sell shares of our common stock.

We may also sell additional shares of common stock or securities convertible into common stock. We cannot predict the size of future issuances of our common stock or convertible securities or the effect, if any, that future issuances and sales of shares of our common stock or convertible securities would have on the market price of our common stock.

Provisions of our certificate of formation, bylaws and Texas law may have anti-takeover effects that could prevent a change in control even if it might be beneficial to our shareholders.

Our certificate of formation and bylaws contain certain provisions that may discourage, delay or prevent a merger or acquisition that our shareholders may consider favorable. These provisions include:

•	authorization for our board of directors to issue preferred stock without shareholder approval;

•	a classified board of directors so that not all members of our board of directors are elected at one time;

•	the prohibition of cumulative voting in the election of directors; and

•	a limitation on the ability of shareholders to call special meetings to those owning at least 25% of our outstanding shares of common stock.

Provisions of Texas law may also discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline. Under Texas law, a shareholder who beneficially owns more than 20% of our voting stock, or an affiliated shareholder, cannot acquire us for a period of three years from the date this person became an affiliated shareholder, unless various conditions are met, such as approval of the transaction by our board of directors before this person became an affiliated shareholder or approval of the holders of at least two-thirds of our outstanding voting shares not beneficially owned by the affiliated shareholder.

Our board of directors can authorize the issuance of preferred stock, which could diminish the rights of holders of our common stock and make a change of control of the Company more difficult even if it might benefit our shareholders.

Our board of directors is authorized to issue shares of preferred stock in one or more series and to fix the voting powers, preferences and other rights and limitations of the preferred stock. Accordingly, we may issue shares of preferred stock with a preference over our common stock with respect to dividends or distributions on liquidation or dissolution, or that may otherwise adversely affect the voting or other rights of the holders of common stock. Issuances of preferred stock, depending upon the rights, preferences and designations of the preferred stock, may have the effect of delaying, deterring or preventing a change of control of the Company, even if that change of control might benefit our shareholders.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $136.5 million from this offering ($157.1 million if the underwriters exercise in full their option to purchase additional shares), after deducting underwriters’ discounts and commissions and estimated offering expenses, based on an assumed public offering price per share of $16.94 (the closing price of our common stock on August 30, 2013). We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of their option, primarily to fund a portion of our capital expenditures, including for the addition of a third rig to our current two-rig drilling program, allowing us to operate two drilling rigs for the development of our acreage in the Eagle Ford shale play and one drilling rig for the exploration and development of our acreage in the Wolfcamp and Bone Spring plays in the Permian Basin. We also intend to use net proceeds from this offering to fund the acquisition of additional acreage in the Eagle Ford shale, the Permian Basin and the Haynesville shale and for other general working capital needs. Pending such uses, we intend to repay outstanding borrowings under our revolving credit facility, which amounts may be reborrowed in accordance with the terms of that facility.

At June 30, 2013, we had total borrowings of approximately $245.0 million outstanding under our revolving credit facility with a weighted average interest rate of approximately 3.6%. At August 31, 2013, we had borrowed an additional $30.0 million under our revolving credit facility. Our revolving credit facility matures on December 29, 2016. Within the past year, we have used borrowings under our revolving credit facility to fund working capital and acreage acquisitions and for general corporate purposes. See “Summary—Recent Developments—Credit Facility.”

Affiliates of certain of the underwriters are lenders under our revolving credit facility and will receive a portion of the net proceeds from this offering in the form of the repayment of borrowings under such facility. See “Underwriting (Conflicts of Interest).”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization at June 30, 2013:

•	on a historical basis; and

•

on an as adjusted basis, giving effect to the completion of this offering and our application of the estimated net proceeds thereof of approximately $136.5 million, after deducting fees and expenses (including underwriter discounts and commissions), based on an assumed public offering price per share of $16.94 (the closing price of our common stock on August 30, 2013), as described in “Use of Proceeds.”

The following table is unaudited and should be read together with “Use of Proceeds,” the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the period ended June 30, 2013, our historical consolidated financial statements and the related notes thereto included or incorporated by reference in this prospectus supplement.

	At June 30, 2013
	Actual	As Adjusted
(In thousands, except for shares)
Cash	$5,105	$5,105
Certificates of deposit	61	61

Total cash and certificates of deposit	$5,166	$5,166

Long-term debt(1)	$245,000	$108,490
Shareholders’ equity:
Common stock - $0.01 par value(2)	571	656
Additional paid-in capital	405,614	549,604
Retained deficit	(5,395)	(5,395)
Treasury stock, at cost, 1,301,843 shares	(10,765)	(10,765)

Total shareholders’ equity	390,025	534,100

Total capitalization	$635,025	$642,590

(1)	At August 31, 2013, the borrowing base under our revolving credit facility was $350.0 million, and we had $275.0 million in borrowings outstanding, excluding letters of credit. See “Summary—Recent Developments—Credit Facility.”

(2)	At June 30, 2013, we had 80,000,000 shares authorized; 57,139,755 shares issued and 55,837,912 shares outstanding.

PRICE RANGE OF COMMON STOCK

On February 2, 2012, our common stock began trading on the NYSE under the symbol “MTDR.” The following table shows, for the periods indicated, the high and low reported sale price per share for our common stock, as reported on the NYSE.

Quarter Ended	High	Low
March 31, 2012	$12.33	$10.85
June 30, 2012	$12.09	$8.63
September 30, 2012	$11.53	$9.41
December 31, 2012	$10.50	$7.70

March 31, 2013	$9.00	$7.58
June 30, 2013	$12.48	$8.25
September 30, 2013 (through August 30, 2013)	$17.89	$11.49

On August 30, 2013, the last sale price of our common stock as reported on the NYSE was $16.94 per share. At September  1, 2013, there were approximately 400 holders of record of our common stock.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, capital requirements and investment opportunities. In addition, certain covenants in our Credit Agreement may limit our ability to pay dividends on our common stock.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a summary of the material United States federal income and, to a limited extent, United States federal estate tax consequences relating to the purchase, ownership and disposition of our common stock. Except where noted, this summary deals only with common stock that is held as a “capital asset” (generally, property held for investment) by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of our common stock that, for United States federal income tax purposes, is an individual, corporation, estate or trust and is not any of the following:

•

an individual citizen or resident of the United States, including without limitation an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code and Treasury regulations, administrative rulings and judicial decisions, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxation and does not deal with foreign, state, local, gift or alternative minimum tax or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances, including the impact of the unearned income Medicare contribution tax. In addition, this summary does not address tax considerations applicable to investors that may be subject to special treatment under the United States federal income tax laws such as (without limitation):

•	United States expatriates;

•

shareholders that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, constructive sale or other integrated investment or risk reduction transaction;

•	shareholders that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	shareholders that are partnerships or entities treated as partnerships for United States federal income tax purposes, or other pass-through entities, and owners thereof;

•	financial institutions and banks;

•	insurance companies;

•	persons that hold in excess of 5% of our common stock;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid United States federal income tax;

•	real estate investment trusts and regulated investment companies;

•	tax-exempt entities;

•	governmental organizations;

•	dealers in securities or foreign currencies; and

•	traders in securities that use the mark-to-market method of accounting for United States federal income tax purposes.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for United States federal income tax purposes) holding our common stock, you should consult your tax advisor regarding the United States federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

We have not sought any ruling from the Internal Revenue Service, which we refer to as the “IRS,” with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR ANY APPLICABLE TAX TREATY.

Distributions

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions will generally constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent such distributions exceed our current and accumulated earnings and profits, such excess will constitute a return of capital and will first reduce the non-U.S. holder’s adjusted tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock (see “Gain on Disposition of Common Stock” below). To the extent a distribution constitutes a dividend for United States federal income tax purposes, such dividend paid to a non-U.S. holder of our common stock ordinarily will be subject to withholding of United States federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with IRS Form W-8BEN (or applicable successor form) properly certifying eligibility for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment or fixed base of the non-U.S. holder) generally will be exempt from the withholding tax described above (provided that certain certification requirements described below are satisfied) and instead will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In order to obtain this exemption from withholding tax, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8ECI (or applicable successor form) properly certifying eligibility for such exemption. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock may obtain a refund of any excess amounts withheld under these rules if the non-U.S. holder is eligible for a reduced rate of United States withholding tax and an appropriate claim for refund is timely filed with the IRS.

Gain on Disposition of Common Stock

Subject to the discussions below under “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance,” a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the disposition of our common stock unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for shares of our common stock.

A non-U.S. holder who has gain that is described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the disposition under regular graduated United States federal income tax rates. In addition, a non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate as is specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

A non-U.S. holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax (or lower applicable income tax treaty rate) on the gain derived from the disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

With respect to our status as a USRPHC, we believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for United States federal income tax purposes (and the remainder of this discussion assumes we are and will be a USRPHC). However, as long as our common stock is “regularly traded on an established securities market,” a non-U.S. holder will be taxed on gain recognized on the disposition of our common stock as a result of our status as a USRPHC only if the non-U.S. holder actually or constructively holds or held more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for our common stock. If our common stock were not considered to be regularly traded on an established securities market, all non-U.S. holders would be subject to United States federal income tax on a disposition of our common stock and a 10% withholding tax would apply to the gross proceeds from the sale of our common stock by a non-U.S. holder.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Federal Estate Tax

Our common stock beneficially owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for United States federal estate tax purposes) at the time of death generally will be includible in the individual’s gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding also may be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable tax treaty.

A non-U.S. holder may be subject to backup withholding for dividends paid to such holder unless such holder certifies on IRS Form W-8BEN (or another appropriate form) that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding may apply to the proceeds of a sale of our common stock by a non-U.S. holder within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies on IRS Form W-8BEN (or another appropriate form) that it is a non-U.S. holder (and the withholding agent does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance

Legislation enacted in 2010, which contains provisions regarding foreign account tax compliance (“FATCA”), will (when effective) impose a 30% withholding tax on any dividends on our common stock and on the gross proceeds from a disposition of our common stock in each case if paid to a foreign financial institution or a non-financial foreign entity (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the United States government to withhold on certain payments, and to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any substantial United States owners or provides the withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Under certain circumstances, a holder of our common stock might be eligible for refunds or credits of such taxes. Intergovernmental agreements governing FATCA between the United States and certain other countries may modify the foregoing requirements for certain holders of our common stock.

Withholding under FATCA generally will apply to dividend payments on our common stock made after June 30, 2014, and gross proceeds from sales or redemptions of our common stock occurring after December 31, 2016. Prospective investors are encouraged to consult their tax advisors regarding the possible implications of FATCA.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF UNITED STATES FEDERAL GIFT TAX LAWS, STATE, LOCAL OR FOREIGN TAX LAWS AND TREATIES.

Certain ERISA Considerations

The common stock may be purchased and held by an employee benefit plan, an individual retirement account or other plan, which we refer to as a “Plan,” subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, which we refer to as “ERISA,” Section 4975 of the Code and/or other similar laws. A fiduciary of a Plan subject to ERISA, Section 4975 of the Code and/or such other laws must determine that the purchase and holding of the common stock is consistent with its fiduciary duties. The fiduciary of a Plan subject to ERISA, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, must also determine that its purchase and holding of the common stock does not result in a non-exempt prohibited transaction as provided under Sections 406 and 408 of ERISA or Section 4975 of the Code or similar law. Each purchaser and transferee of the common stock who is subject to ERISA, Section 4975 of the Code and/or a similar law will be deemed to have represented by its acquisition and holding of the common stock that such acquisition and holding does not constitute or give rise to a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or any similar law.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated September     , 2013, we have agreed to sell to the underwriters named below, for whom RBC Capital Markets, LLC, Citigroup Global Markets Inc. and Scotia Capital (USA) Inc. are acting as representatives, the following respective numbers of shares of common stock:

Name	Number of Shares
RBC Capital Markets, LLC
Citigroup Global Markets Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
Stephens Inc.
BMO Capital Markets Corp.

Total	8,500,000

The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to purchase all the shares of common stock offered by us. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the offering price on the cover page of this prospectus at that price less a selling concession not in excess of $         per share. After this offering, the representatives may change the offering price and concession.

Option to Purchase Additional Shares

We have granted to the underwriters a 30-day option to purchase up to 1,275,000 additional shares at the offering price less the underwriting discounts and commissions. Such option may be exercised in whole or in part at any time until 30 days after the date of this prospectus. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional shares proportionate to the underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these additional shares to the underwriters.

Discounts and Expenses

Except as described below, the following table summarizes the compensation we will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option

Underwriting discounts and commissions paid by us	$	$	$	$

The expenses of this offering that are payable by us are estimated to be $1.0 million, exclusive of underwriting discounts and commissions. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $10,000 as set forth in the underwriting agreement.

The underwriters have informed us that they do not intend sales to discretionary accounts in excess of 5% of the total number of shares of common stock offered by them.

Lock-Up Agreements

We, our executive officers and our directors are subject to lock-up agreements with RBC Capital Markets, LLC, Citigroup Global Markets Inc. and Scotia Capital (USA) Inc., on behalf of the underwriters, that prohibit during the period ending 90 days (with respect to the Company) and 60 days (with respect to our executive officers and directors) after the date of the final prospectus related to this offering (the “lockup period”):

•

directly or indirectly, selling, offering, contracting or granting any option to sell or short sell, granting any option, right or warrant to purchase, pledging, transferring, establishing an open “put equivalent position”, lending or otherwise disposing of any shares of our common stock, options, rights or warrants to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into shares of our common stock;

•	entering into any swap or other arrangement that transfers, in whole or in part, the economic consequences of the ownership of our common stock;

•	filing a registration statement with respect to our common stock, options or warrants to acquire our common stock or securities exchangeable or exercisable for or convertible into our common stock; or

•	publicly announcing an intention to do any of the foregoing.

These agreements also apply to any sale of locked up shares upon exercise of any options to purchase shares of common stock and are subject to certain exceptions, including:

•	sales of common stock to the underwriters in this offering;

•	the award of options or other purchase rights or shares of our common stock pursuant to our employee benefits plans;

•

issuances of shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock pursuant to the exercise of warrants, options or other convertible or exchangeable securities, including shares of convertible preferred stock, in each case which are outstanding on the date hereof; and

•	filing with the SEC a registration statement under the Securities Act on Form S-8 with respect to securities issued pursuant to an employee benefit plan.

Notwithstanding the foregoing, our executive officers and directors will be permitted to:

•

abide by any obligations regarding shares of common stock or any security convertible into common stock under any existing pledge, margin account or similar agreement, including, but not limited to, sales and transfers of such securities;

•	transfer shares of common stock or any security convertible into common stock as a bona fide gift;

•	transfer shares of common stock or any security convertible into common stock to family members or a trust established for the benefit of family members;

•

transfer shares of common stock or any security convertible into common stock to entities where the party to the lockup is the beneficial owner of all shares of common stock or our other securities held by the entity;

•	receive shares of common stock upon the exercise of an option or warrant or in connection with the vesting of restricted stock or restricted stock units; and

•

transfer shares of common stock to the Company in a transaction exempt from Section 16(b) of the Exchange Act solely in connection with the payment of taxes due in connection with any such exercise or vesting.

It is a pre-condition to any such permitted transfer that the transferee executes and delivers to RBC Capital Markets, LLC, Citigroup Global Markets Inc. and Scotia Capital (USA) Inc. a lock-up agreement in form and substance similar to the transferor’s agreement with RBC Capital Markets, LLC, Citigroup Global Markets Inc. and Scotia Capital (USA) Inc.

RBC Capital Markets, LLC, Citigroup Global Markets Inc. and Scotia Capital (USA) Inc. may consent in their sole discretion to a release of the transfer restrictions in the lock-up agreements. When determining whether or not to release shares of common stock from lock-up agreements, RBC Capital Markets, LLC, Citigroup Global Markets Inc. and Scotia Capital (USA) Inc. will consider, among other factors, the shareholders’ reasons for requesting the release, the number of shares of common stock for which the release is being requested and market conditions at the time. However, RBC Capital Markets, LLC, Citigroup Global Markets Inc. and Scotia Capital (USA) Inc. have informed us that, as of the date of this prospectus, there are no agreements between them and any party that would allow such party to transfer any shares of common stock, nor do they have any intention at this time of releasing any of the shares of common stock subject to the lock-up agreements, prior to the expiration of the lock-up period.

We have agreed not to file any registration statement with respect to our common stock or other equity securities (other than on Form S-8 as described above), and our directors, officers and other holders of our equity securities will waive all registration rights with respect to this offering.

Indemnification

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “MTDR.”

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, short sales, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Short sales involve sales by the underwriters of our common stock in excess of the number of shares of common stock the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock they may purchase in their option to purchase additional shares. In a naked short position, the number of shares of common stock involved is greater than the number of shares of common stock in the underwriters’ option to purchase additional shares. The underwriters may close out any short position by either exercising their option and/or purchasing common stock in the open market.

•

Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common stock to close out the short position, the underwriters will consider, among other things, the price of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through their option. If the underwriters sell more shares of our common stock than could be covered by their option to purchase additional shares, which we refer to in this prospectus as a naked short position, the position can only be closed out by buying shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when shares of our common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Prospectus

A prospectus in electronic format may be available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriters, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriters’ website and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Conflicts of Interest

Because affiliates of RBC Capital Markets, LLC, Citigroup Global Markets Inc., Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and BMO Capital Markets Corp. are lenders under our revolving credit facility and will each receive more than 5% of the net proceeds of this offering due to the repayment of a portion of the revolving credit facility by us, RBC Capital Markets, LLC, Citigroup Global Markets Inc., Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and BMO Capital Markets Corp. are deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. The appointment of a “qualified independent underwriter”

is not required in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our common stock. In accordance with Rule 5121, RBC Capital Markets, LLC, Citigroup Global Markets Inc., Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and BMO Capital Markets Corp. will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder. See “Use of Proceeds.”

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. For example, affiliates of RBC Capital Markets, LLC and Scotia Capital (USA) Inc. are counterparties to our hedging arrangements.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

(a) to “qualified investors” as defined in the Prospectus Directive, including:

(i) (in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(ii) (in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients;

(b) to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Chile

The shares of common stock will not be registered under Law 18,045, as amended, of Chile with the Superintendencia de Valores y Seguros (Chilean Securities Commission), and accordingly, they may not be offered to persons in Chile except in circumstances that do not constitute a public offering under Chilean law.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the shares being offered has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if a potential investor receives this document in Australia:

(a) the potential investor must confirm and warrant that the potential investor is either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that the potential investor have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the Company under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that the potential investor is unable to confirm or warrant that the potential investor is an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to the potential investor under this document is void and incapable of acceptance; and

(b) the potential investor warrants and agrees that the potential investor will not offer any of the shares for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

Baker Botts L.L.P. and Haynes and Boone, LLP will pass upon certain legal matters for us in connection with the securities offered by this prospectus supplement. Latham & Watkins LLP will pass upon certain legal matters for the underwriters in connection with this offering.

EXPERTS

The consolidated balance sheets of Matador Resources Company and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus supplement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

Certain information with respect to our proved oil and natural gas reserves and future net revenues included and incorporated by reference herein has been audited by Netherland, Sewell & Associates, Inc., independent reservoir engineers. Such information is included and incorporated herein in reliance on the authority of such firm as experts in reservoir engineering.

APPENDIX A — GLOSSARY OF OIL AND NATURAL GAS TERMS

The following is a description of the meanings of some of the oil and natural gas industry terms used in this prospectus supplement.

•	Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus supplement in reference to crude oil or other liquid hydrocarbons.

•	Bbl/d. Bbl per day.

•	Bcf. One billion cubic feet.

•	BOE. Barrels of oil equivalent, determined using the conversion ratio of one Bbl of crude oil, condensate or natural gas liquids per six Mcf of natural gas.

•	BOE/d. BOE per day.

•	Btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

•

Completion. The operations required to establish production of oil or natural gas from a wellbore, usually involving perforations, stimulation and/or installation of permanent equipment in the well, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

•	Condensate. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

•	Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production-related expenses and taxes.

•

Held by production. An oil and natural gas property under lease in which the lease continues to be in force after its primary term in accordance with its terms as a result of production from the property.

•

Horizontal drilling or well. A drilling operation in which a portion of the well is drilled horizontally within a productive or potentially productive formation. This operation typically yields a horizontal well that has the ability to produce higher volumes than a vertical well drilled in the same formation. A horizontal well is designed to replace multiple vertical wells, resulting in lower capital expenditures for draining like acreage and limiting surface disruption.

•

Liquids. Liquids, or natural gas liquids, are marketable liquid products including ethane, propane, butane and pentane resulting from the further processing of liquefiable hydrocarbons separated from raw natural gas by a natural gas processing facility.

•	MBbl. One thousand barrels of crude oil.

•	MBOE. One thousand BOE.

•	Mcf. One thousand cubic feet of natural gas.

•	MMcf. One million cubic feet of natural gas.

•	MMcf/d. MMcf per day.

•	MMBtu. One million British thermal units.

•	NGL. Natural gas liquids.

•	Net acres or net wells. The sum of the fractional working interest owned in gross acres or wells.

•

Petrophysical analysis. The interpretation of well log measurements, obtained from a string of electronic tools inserted into the borehole, and from core measurements, in which rock samples are retrieved from the subsurface, then combining these measurements with other relevant geological and geophysical information to describe the reservoir rock properties.

•

Play. A set of known or postulated oil and/or natural gas accumulations sharing similar geologic, geographic and temporal properties, such as source rock, migration pathways, timing, trapping mechanism and hydrocarbon type.

•	Possible reserves. Additional reserves that are less certain to be recognized than probable reserves.

•	Probable reserves. Additional reserves that are less certain to be recognized than proved reserves but which, in sum with proved reserves, are as likely as not to be recovered.

•

Producing well, or productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the well’s production exceed production-related expenses and taxes.

•	Properties. Oil and natural gas wells, production and related equipment and facilities and oil, natural gas or other mineral fee, leasehold and related interests.

•	Proved developed reserves. Proved reserves that can be expected to be recovered through existing wells and facilities and by existing operating methods.

•

Proved reserves. Reserves of oil and natural gas that have been proved to a high degree of certainty by analysis of the producing history of a reservoir and/or by volumetric analysis of adequate geological and engineering data.

•

Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

•	Recompletion. Completing in the same wellbore to reach a new reservoir after production from the original reservoir has been abandoned.

•

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

•	2-D seismic. The method by which a cross-section of the earth’s subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

•

3-D seismic. The method by which a three-dimensional image of the earth’s subsurface is created through the interpretation of reflection seismic data collected over a surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do 2-D seismic surveys and contribute significantly to field appraisal, exploitation and production.

•

Unconventional resource play. A set of known or postulated oil and or natural gas resources or reserves warranting further exploration which are extracted from (i) low-permeability sandstone and shale formations and (ii) coalbed methane. These plays require the application of advanced technology to extract the oil and natural gas resources.

•	Vertical well. A hole drilled vertically into the earth from which oil, natural gas or water flows or is pumped.

•	Wellbore. The hole made by a well.

•	Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

PROSPECTUS

$300,000,000

SENIOR DEBT SECURITIES

SUBORDINATED DEBT SECURITIES

COMMON STOCK

PREFERRED STOCK

WARRANTS

GUARANTEES OF DEBT SECURITIES

We may offer and sell the securities listed above from time to time in one or more offerings in one or more classes or series. Any debt securities we issue under this prospectus may be guaranteed by one or more of our subsidiaries.

The aggregate initial offering price of the securities that we will offer will not exceed $300,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offerings. The securities may be offered separately or together in any combination or as a separate series.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering and the terms of the securities being offered, including any guarantees by our subsidiaries. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Our common stock is traded on the New York Stock Exchange under the symbol “MTDR.” The closing sales price for our common stock on April 30, 2013 was $9.87 per share.

You should carefully consider each of the risk factors described under “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 9, 2013.

The Registration Statement containing this prospectus, including the exhibits to the Registration Statement, provides additional information about us and the securities offered under this prospectus. The Registration Statement, including the exhibits and the documents incorporated herein by reference, can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission, or SEC, using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings with a total initial offering price of up to $300,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. You should read this prospectus, the prospectus supplement and any pricing supplement, including the “Risk Factors” section, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

ABOUT MATADOR RESOURCES COMPANY

Introduction

Matador Resources Company (together with its direct and indirect subsidiaries, “Matador,” “we,” “us,” or the “Company”) is an independent energy company engaged in the exploration, development, production and acquisition of oil and natural gas resources in the United States, with a particular emphasis on oil and natural gas shale plays and other unconventional resource plays. Our current operations are focused primarily on the oil and liquids rich portion of the Eagle Ford shale play in South Texas and in the Haynesville shale play in Northwest Louisiana. In 2012, more than 90% of our total capital expenditures of $334.6 million were directed to our operations in South Texas, primarily in the Eagle Ford shale, as we sought to transition to a more balanced commodity portfolio through the drilling of wells that were prospective for oil and liquids. For the year ended December 31, 2012, approximately 37% of our total production by volume (using a conversion ratio of one Bbl of oil per six Mcf of natural gas) and 79% of our total oil and natural gas revenues were attributable to oil production, primarily from the Eagle Ford shale. In 2013, we expect that approximately 82% of our estimated capital expenditures of $310.0 million will be directed to increasing our oil production and oil reserves in South Texas, primarily in the Eagle Ford shale play. Although we did not drill any operated Haynesville shale natural gas wells during 2012, we directed approximately 3% of our capital expenditures to the Haynesville shale in 2012 to participate in several non-operated wells. In addition to these primary operating areas, we have a growing acreage position in Southeast New Mexico and West Texas where we plan to drill three exploratory wells to test the Wolfcamp and Bone Spring plays during 2013. We also have a large exploratory leasehold position in Southwest Wyoming and adjacent areas in Utah and Idaho where we are testing the Meade Peak shale.

We are a Texas corporation founded in July 2003 by Joseph Wm. Foran, our Chairman, President and CEO. Mr. Foran began his career as an oil and natural gas independent in 1983 when he founded Foran Oil Company with $270,000 in contributed capital from 17 friends and family members. Foran Oil Company was later contributed to Matador Petroleum Corporation upon its formation by Mr. Foran in 1988. Mr. Foran served as Chairman and Chief Executive Officer of that company from its inception until it was sold in June 2003 to Tom Brown, Inc., in an all cash transaction for an enterprise value of approximately $388.5 million. On February 7, 2012, we completed our initial public offering of 14,883,334 shares of common stock at $12.00 per share, including shares sold pursuant to the partial exercise of the underwriters’ over-allotment option on March 7, 2012.

Our executive offices are located at 5400 LBJ Freeway, Suite 1500, Dallas, Texas 75240, and our telephone number is (972) 371-5200.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors and all of the other information included in, or incorporated by reference into, this prospectus, including those included in our most recent Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in evaluating an investment in our securities. If any of these risks were to occur, our business, financial condition, results of operations and cash flows could be adversely affected. In that case, the trading price of our common stock, preferred stock, warrants or debt securities could decline and you could lose all or part of your investment. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

Matador Resources Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith files reports, proxy or information statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The phone number is 1-800-732-0330. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

Matador Resources Company has filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the securities being offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Matador Resources Company and the securities offered hereby, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at the addresses set forth above, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the SEC. In addition, the registration statement may be accessed at the SEC’s web site. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

In addition, our filings are available on our website at http://www.matadorresources.com. Information on our website or any other website is not incorporated by reference in this prospectus and is not a part of this prospectus.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) we make with the SEC under Sections l3(a), l3(c), 14 or l5(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on March 18, 2013;

•	Our Current Reports on Form 8-K filed with the SEC on March 14, 2013 (only with respect to Items 1.01 and 2.03) and on April 15, 2013 (only with respect to Item 5.02); and

•	Description of our share capital contained in our Form 8-A filed with the SEC on January 27, 2012.

All filings filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement (excluding information furnished pursuant to Items 2.02 and 7.01 of Form 8-K) shall also be deemed to be incorporated by reference into the prospectus.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost by writing or telephoning us at the following address and telephone number:

Matador Resources Company

Attention: Corporate Secretary

One Lincoln Centre

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

(972) 371-5200

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us or on our behalf. Such statements are generally identifiable by the terminology used such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “potential,” “predict,” “project,” “should” or other similar words.

By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: changes in oil or natural gas prices, the success of our drilling program, the timing of planned capital expenditures, availability of acquisitions, uncertainties in estimating proved reserves and forecasting production results, operational factors affecting the commencement or maintenance of producing wells, the condition of the capital markets generally, as well as our ability to access them, the proximity to and capacity of transportation facilities, uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting our business, and the other factors discussed below and elsewhere in this prospectus and in other documents that we file with or furnish to the SEC, all of which are difficult to predict. Forward-looking statements may include statements about:

•	our business strategy;

•	our reserves;

•	our technology;

•	our cash flows and liquidity;

•	our financial strategy, budget, projections and operating results;

•	our oil and natural gas realized prices;

•	the timing and amount of future production of oil and natural gas;

•	the availability of drilling and production equipment;

•	the availability of oil field labor;

•	the amount, nature and timing of capital expenditures, including future exploration and development costs;

•	the availability and terms of capital;

•	our drilling of wells;

•	government regulation and taxation of the oil and natural gas industry;

•	our marketing of oil and natural gas;

•	our exploitation projects or property acquisitions;

•	our costs of exploiting and developing our properties and conducting other operations;

•	general economic conditions;

•	competition in the oil and natural gas industry;

•	the effectiveness of our risk management and hedging activities;

•	environmental liabilities;

•	counterparty credit risk;

•	developments in oil-producing and natural gas-producing countries;

•	our future operating results;

•	estimated future reserves and the present value thereof; and

•	our plans, objectives, expectations and intentions contained in this prospectus that are not historical.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

You should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors. The foregoing statements are not exclusive and further information concerning us, including factors that potentially could materially affect our financial results, may emerge from time to time. We do not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements, except as required by law, including the securities laws of the United States and the rules and regulations of the SEC.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, which may include the following:

•	repayment or refinancing of debt;

•	acquisitions;

•	working capital;

•	capital expenditures; or

•	repurchases and redemptions of securities.

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other short-term indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus.

	Year Ended December 31,
	2012		2011		2010	2009		2008
Ratio of earnings to fixed charges	(a	)	(b	)	180.0	(c	)	2,604.0

(a)	During the period noted, our coverage ratio was less than 1:1. We would have needed to generate additional earnings of approximately $36.1 million during the year ended December 31, 2012 to achieve a coverage ratio of 1:1.
(b)	During the period noted, our coverage ratio was less than 1:1. We would have needed to generate additional earnings of approximately $17.1 million during the year ended December 31, 2011 to achieve a coverage ratio of 1:1.
(c)	During the period noted, our coverage ratio was less than 1:1. We would have needed to generate additional earnings of approximately $24.4 million during the year ended December 31, 2009 to achieve a coverage ratio of 1:1.

For purposes of calculating the ratio of earnings to fixed charges:

•	“earnings” consist of income (loss) before income taxes plus fixed charges and amortization of capitalized interest less interest capitalized; and

•	“fixed charges” consist of interest expense (gross of interest income), capitalized interest, amortization of deferred loan costs and the estimated interest component of rental expense.

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES

The debt securities we may offer by this prospectus will be our general unsecured obligations. We may issue senior debt securities on a senior unsecured basis under an indenture between us and a trustee that we will name in a prospectus supplement (a “senior indenture”). We may issue subordinated debt securities under an indenture between us and a trustee that we will name in a prospectus supplement (a “subordinated indenture”). We refer to the senior indentures and the subordinated indentures collectively as the “indentures.” In this description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to the Company mean Matador Resources Company only.

The indentures will be substantially identical, except for provisions relating to subordination. The senior debt securities will constitute senior debt and will rank equally with all of the Company’s unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, the Company’s senior debt (as defined with respect to the series of subordinated debt securities) and may rank equally with or senior or junior to our other subordinated debt that may be outstanding from time to time.

We have summarized material provisions of the indentures and the debt securities below. This summary is not complete. We have filed the form of senior indenture and the form of subordinated indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you.

Provisions Applicable to Each Indenture

General. The indentures do not limit the amount of debt securities that may be issued under that indenture, and do not limit the amount of other unsecured debt or securities that the Company may issue. The Company may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance.

The Company conducts substantially all of its operations through subsidiaries, and those subsidiaries generate substantial operating income and cash flow. As a result, distributions or advances from those subsidiaries are a significant source of funds needed to meet the debt service obligations of the Company. Contractual provisions or laws, as well as the subsidiaries’ financial conditions and operating requirements, may limit the ability of the Company to obtain cash from its subsidiaries that it requires to pay its debt service obligations, including any payments required to be made under the debt securities. In addition, unless the subsidiaries provide a subsidiary guarantee, holders of the debt securities will have a junior position to the claims of creditors of the subsidiaries of the Company on their assets and earnings.

If specified in the prospectus supplement, the debt securities will be general obligations of our subsidiaries that execute subsidiary guarantees. Unless otherwise specified in the prospectus supplement, such subsidiary guarantees will be unsecured obligations. See “—Subsidiary Guarantees.”

The indentures do not contain any covenants or other provisions designed to protect holders of the debt securities if we participate in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders the right to require us to repurchase their securities in the event of a decline in our credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Terms. The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	any right to extend or defer the interest payment periods and the duration of the extension;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	whether our subsidiaries will provide guarantees of the debt securities, and the terms of any subordination of such guarantee;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any sinking fund or other provisions that would require the redemption, purchase or repayment of debt securities;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and integral multiples thereof;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities of the Company or any other entity;

•	with respect to any subordinated indenture, any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities not prohibited by the applicable indenture.

The Company may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If the Company sells these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If the Company sells any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Subsidiary Guarantees. If specified in the prospectus supplement, the Company’s payment obligations under any series of the debt securities may be jointly and severally guaranteed by one or more of the Company’s subsidiaries. Such guarantees will be full and unconditional. If a series of debt securities is so guaranteed by any of the Company’s subsidiaries, the applicable subsidiaries will execute a supplemental indenture or notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by our subsidiaries.

The obligations of each subsidiary under its subsidiary guarantee may be limited to the maximum amount that will not result in such guarantee obligations constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to all other contingent and fixed liabilities of that subsidiary and any collections from or payments made by or on behalf of any other subsidiary guarantor in respect of its obligations under its subsidiary guarantee.

Each indenture may restrict consolidations or mergers with or into a subsidiary guarantor or provide for the release of a subsidiary from a subsidiary guarantee, as set forth in a related prospectus supplement, the applicable indenture and any applicable related supplemental indenture.

If a series of debt securities is guaranteed by any of the Company’s future subsidiaries and is designated as subordinate to the Company’s senior debt, then the guarantee by those subsidiaries will be subordinated to such subsidiary’s senior debt and will be subordinated to any guarantees by those subsidiaries of the Company’s senior debt. See “Provisions Applicable Solely to Subordinated Debt Securities—Subordination.”

As of April 30, 2013, the Company’s subsidiaries are directly or indirectly 100% owned by the Company. Any guarantees by the Company’s subsidiaries will be full and unconditional (except for customary release provisions). The Company has no assets or obligations independent of the subsidiaries, and there are no significant restrictions upon the ability of the subsidiaries to distribute funds to the Company. In the event that more than one of the subsidiaries provides guarantees of any debt securities issued by the Company, such guarantees will constitute joint and several obligations.

Consolidation, Merger and Sale of Assets. The indentures generally permit a consolidation or merger between the Company and another entity. They also permit the Company to sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets. The Company has agreed, however, that it will not consolidate with or merge into any entity or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any entity unless:

•	immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction; and

•

if it is not the continuing entity, the resulting entity or transferee is organized and existing under the laws of any U.S. jurisdiction and assumes the due and punctual payments on the debt securities and the performance of its covenants and obligations under the indenture and the debt securities.

Upon any such consolidation or merger in which the Company is not the continuing entity or any such asset sale, lease, conveyance, transfer or disposition involving the Company, the resulting entity or transferee will be substituted for the Company under the applicable indenture and debt securities. In the case of an asset sale, conveyance, transfer or disposition other than a lease, the Company will be released from the applicable indenture if the resulting transferee is substituted for the Company in accordance with the foregoing.

Events of Default. Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	failure to pay interest when due on that series of debt securities for 30 days;

•	failure to pay principal of or any premium on that series of debt securities when due;

•	failure to make any sinking fund payment when required for that series for 30 days;

•

failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of one or more other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•	specified events involving bankruptcy, insolvency or reorganization of the Company; and

•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series unless we inform you otherwise in the applicable prospectus supplement. The indentures provide that the trustee generally must mail notice of a default or event of default of which it has actual knowledge to the registered holders of the applicable debt securities within 90 days of occurrence. However, the trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. Unless we inform you otherwise in the applicable prospectus supplement, if any other event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities immediately due and payable. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the event of default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement.

Unless we inform you otherwise in the applicable prospectus supplement, a holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, and subject to the terms of the applicable prospectus supplement, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

•

with respect to debt securities of a series, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising as a result of specified events of default; or

•

with respect to all debt securities issued under the applicable indenture that are affected, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising other than as a result of such specified events of default.

The trustee, however, may refuse to follow any such direction that conflicts with law or the indentures, is unduly prejudicial to the rights of other holders of the debt securities or would involve the trustee in personal liability. In addition, prior to acting at the direction of holders, the trustee will be entitled to be indemnified by those holders against any loss and expenses caused thereby.

The indentures require the Company to file each year with the trustee a written statement as to its compliance with the covenants contained in the applicable indenture.

Modification and Waiver. Unless we inform you otherwise in the applicable prospectus supplement, each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security issued under the indenture and affected, however, no modification to that indenture may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on the debt security;

•

make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security; or

•	waive a continuing default or event of default regarding any payment on the debt securities.

Unless we inform you otherwise in the applicable prospectus supplement, each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•

to provide for the assumption of the obligations under the indenture of the Company by a successor upon any merger or consolidation or asset sale, lease, conveyance, transfer or other disposition of all or substantially all of our assets, in each case as permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for the issuance of bearer debt securities;

•	to provide any security for, or to add any guarantees of or any additional obligors on any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights the Company has under that indenture;

•	to add events of default with respect to any debt securities;

•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect;

•	to establish the form or terms of any debt security;

•

to supplement the provisions of an indenture to permit or facilitate defeasance or discharge of securities that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect; and

•

to evidence and provide for the acceptance of appointment under the indenture by a successor trustee with respect to debt securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee.

Unless we inform you otherwise in the applicable prospectus supplement, the holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance. When we use the term defeasance, we mean discharge from some or all of the Company’s obligations under an indenture. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at the Company’s option, either of the following will occur:

•	The Company will be discharged from its obligations with respect to the debt securities of that series (“legal defeasance”); or

•

The Company will no longer have any obligation to comply with the consolidation, merger and sale of assets covenant and other specified covenants relating to the debt securities of that series, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, the obligation of the Company to pay principal, premium and interest on the debt securities will also survive.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.

Governing Law. New York law will govern the indentures and the debt securities.

Trustee. If an event of default occurs under an indenture and is continuing, the trustee under that indenture will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs. The trustee will become obligated to exercise any of its powers under that indenture at the request of any of the holders of any debt securities issued under that indenture only after those holders have offered the trustee indemnity satisfactory to it.

Form, Exchange, Registration and Transfer. Unless we inform you otherwise in the applicable prospectus supplement, the debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent the Company designates. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents the Company initially designates, the Company may at any time rescind that designation or approve a change in the location through which any transfer agent acts. The Company is required to maintain an office or agency for transfers and exchanges in each place of payment. The Company may at any time designate additional transfer agents for any series of debt securities.

Unless we inform you otherwise in the applicable prospectus supplement, in the case of any redemption, the Company will not be required to register the transfer or exchange of:

•

any debt security during a period beginning 15 business days prior to the mailing of any notice of redemption or mandatory offer to repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agent. Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments will be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the due date to the date of that payment on the next succeeding business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in any of New York, New York or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices. Any notice required by the indentures to be provided to holders of the debt securities will be given by mail to the registered holders at the addresses as they appear in the security register.

Replacement of Debt Securities. The Company will replace any debt securities that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated debt securities or evidence of the loss, theft or destruction satisfactory to the Company and the trustee. In the case of a lost, stolen or destroyed debt security, indemnity satisfactory to the trustee and the Company may be required at the expense of the holder of the debt securities before a replacement debt security will be issued.

Book-Entry Debt Securities. The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement.

Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Provisions Applicable Solely to Subordinated Debt Securities

Subordination. Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt, as described below. Unless we inform you otherwise in the prospectus supplement, the Company may not make any payment of principal or any premium or interest on the subordinated debt securities if it fails to pay the principal, interest, premium or any other amounts on any Senior Debt when due.

The subordination does not affect the Company’s obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

Unless we inform you otherwise in the applicable prospectus supplement, the subordinated indenture will not limit the amount of Senior Debt that the Company may incur. As a result of the subordination of the subordinated debt securities, if the Company becomes insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

Unless we inform you otherwise in the applicable prospectus supplement, “Senior Debt” will mean all debt, including guarantees, of the Company, unless the debt states that it is not senior to any subordinated debt securities or other junior debt of the Company. Senior Debt with respect to a series of subordinated debt securities could include other series of debt securities issued under a subordinated indenture.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 80,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share. At April 30, 2013, we had 55,846,340 outstanding shares of common stock and no outstanding shares of preferred stock.

Common Stock

Holders of all of our common stock will be entitled to receive their pro rata shares of dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our shareholders, including the election of directors. No share of common stock has any cumulative voting or preemptive rights or is redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

At the direction of our board of directors, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of common stock, adopt resolutions to issue preferred stock by establishing the number, rights and preferences of, and designating, one or more series of preferred stock. No series of preferred stock has been designated and established by our board of directors. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, preferred stock the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

Any of these actions could discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.

Business Combinations under Texas Law

A number of provisions of Texas law, our certificate of formation and bylaws could make more difficult the acquisition of Matador by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Matador to negotiate first with our board of directors.

We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the Texas Business Organizations Code (the “Texas Business Combination Law”). That law provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” An “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares, for a period of three years from the date that person became an affiliated shareholder. The law’s prohibitions do not apply if:

•

the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

•

the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

Because we have a class of voting shares registered under the Exchange Act, we are considered an “issuing public corporation” for purposes of this law. The Texas Business Combination Law does not apply to the following:

•

the business combination of an issuing public corporation: where the corporation’s original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law; or that adopts an amendment to its charter or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

•

a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

•

a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

•

a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither our certificate of formation nor our bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company, even if that event would be beneficial to our shareholders.

Action by Consent

Our bylaws and Texas law provide that any action that can be taken at any special or annual meeting of shareholders may be taken by unanimous written consent of all shareholders entitled to vote.

Certain Charter and Bylaw Provisions

Our certificate of formation and bylaws contain certain provisions that could discourage potential takeover attempts and make it more difficult for our shareholders to change management or receive a premium for their shares. These provisions include:

•	authorization for our board of directors to issue preferred stock without shareholder approval;

•	a classified board of directors so that not all members of our board of directors are elected at one time;

•	the prohibition of cumulative voting in the election of directors; and

•	a limitation on the ability of shareholders to call special meetings to those owning at least 25% of our outstanding shares of common stock.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of formation provides that our directors are not liable to the Company or its shareholders for monetary damages for an act or omission in their capacity as a director. A director may, however, be found liable for:

•	any breach of the director’s duty of loyalty to the Company or its shareholders;

•	acts or omissions not in good faith that constitute a breach of the director’s duty to the Company;

•	acts or omissions that involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director receives an improper benefit; or

•	acts or omissions for which the liability is expressly provided by an applicable statute.

Our certificate of formation also provides that we will indemnify our directors, and may indemnify our officers, employees and agents, to the fullest extent permitted by applicable Texas law from any expenses, liabilities or other matters. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company under our certificate of formation, it is the position of the SEC that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Indemnification Agreements

We have entered into indemnification agreements with each of our officers and directors. Under these agreements, we have agreed to indemnify the director or officer who acts on behalf of the Company and is made or threatened to be made a party to any action or proceeding for expenses, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with the action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or by us. Generally, the principal limitation on our obligation to indemnify the director or officer will be if it is determined by a court of law, not subject to further appeal, that indemnification is prohibited by applicable law or the provisions of the indemnification agreement.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Listing

Our common stock is listed on the NYSE under the symbol “MTDR.”

DESCRIPTION OF WARRANTS

We may issue warrants that entitle the holder to purchase debt securities, preferred stock or common stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as will be set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

The prospectus supplement relating to any warrants we may offer will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•

the designation, number and terms of the debt securities, common stock or preferred stock purchasable upon exercise of the warrants, and procedures by which the number of securities purchasable may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time; and

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

Warrants will be issued in registered form only. The exercise price for warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

Each warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of preferred stock or common stock at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which such expiration date may be extended by us, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in the prospectus supplement relating to such warrants.

Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of such warrants will not have any of the rights of holders of debt securities, preferred stock or common stock, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in the applicable Indenture, or to receive payments of dividends, if any, on the preferred stock, or common stock purchasable upon such exercise, or to exercise any applicable right to vote.

PLAN OF DISTRIBUTION

We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers, through agents or through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities from us and, if the purchase price is not payable in U.S. dollars, the currency or composite currency in which the purchase price is payable;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing Arrangements

Offered securities also may be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters within the meaning of the Securities Act in connection with the securities remarketed.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

The securities may or may not be listed on a national securities exchange. We cannot assure you that there will be a market for the securities.

LEGAL MATTERS

The validity of the offered securities will be passed upon for us by Haynes and Boone, LLP, Dallas, Texas, our outside legal counsel. Any underwriters will be advised about legal matters relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of Matador Resources Company and its subsidiaries as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

The estimates of proved reserves and future net revenue of Matador Resources Company at December 31, 2012, 2011 and 2010 have been audited by Netherland, Sewell & Associates, Inc., independent reservoir engineers, and such audit reports are incorporated by reference in this prospectus.

8,500,000 Shares

Matador Resources Company

Common Stock

P R O S P E C T U S    S U P P L E M E N T

RBC CAPITAL MARKETS	CITIGROUP	SCOTIABANK / HOWARD WEIL

SUNTRUST ROBINSON HUMPHREY

STEPHENS INC.	BMO CAPITAL MARKETS

                    , 2013